Form 10-K, Exhibit 13
period 1996-12-31
UNILAB CORP /DE/
filed 1997-03-28
CIK 899714

UNILAB
CORPORATION

1996
ANNUAL REPORT

[UNILAB LOGO]

(Letter to Shareholder to Come)

Letter to Shareholder to Come

Management's
Discussion & Analysis         4

Financial Statements          9

Notes to
Financial Statements         14

Report of Independent
Accountants                  25

Unilab Officers              26

Management's Discussion & Analysis of Financial Condition and Result of Operations

Unilab Corporation December 31, 1996

     Revenue increased to $205.2 million for the year ended December 31, 1996 from $189.0 million from the comparable prior year period, representing an increase of $16.2 million or 8.6%. Exclusive of an acquired business, as discussed below, core revenue growth for 1996 increased by $7.6 million or 4.0%. The increase in revenue of $16.2 million was primarily the result of additional specimen volume generating $35.4 million offset by changes in payor mix and decreases in reimbursement levels of $19.2 million. The increase in specimen volume of 18.3%, which generated the $35.4 million, was primarily attributable to growth in the Company's core business of $26.8 million and the full year 1996 effect of revenue of $8.6 million generated from the acquisition of Medical Laboratory Network, Inc. ("MLN") completed in May 1995. The changes in payor mix and decreases in reimbursement levels is primarily due to a reduction in the national fee caps for Medicare reimbursement in January 1996, an increase in managed care business and a general softening in reimbursement levels across most payor groups, most notably from insurance carriers.

     Salaries, wages and benefits increased to $70.9 million for the year ended December 31, 1996 from $65.0 million for the comparable prior year period. As a percentage of revenue, salaries wages and benefits were consistent at 34.5% and 34.4% for the years ended December 31, 1996 and 1995, respectively.

     Supplies expense increased to $28.6 million for the year ended December 31, 1996 from $24.2 million for the comparable prior year period. As a percentage of revenue, supplies expense was 14.0% and 12.8% for the years ended December 31, 1996 and 1995, respectively. Such increase was the result of increased specimen volume as the cost of supplies for each specimen processed has remained relatively consistent during the respective periods.

     Other operating expenses increased to $54.7 million for the year ended December 31, 1996 from $43.7 million for the comparable prior year period. As a percentage of revenue, other operating expenses were 26.6% and 23.1% for the years ended December 31, 1996 and 1995, respectively. Such increase was primarily due to increases in laboratory subcontracting expenses due to increases in fees charged by, and volume sent to, outside reference laboratories and increases in bad debt expenses, both being consistent with the higher trends recognized by the Company in the second half of 1995.

     The Company recorded legal and acquisition related charges of $4.9 million and $4.4 million during the years ended December 31, 1996 and 1995, respectively. During the third quarter of 1996, the Company recorded charges of $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. Unilab also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

     In December 1993, the Company was named as a defendant in The Trylon Corporation v. MetWest Inc., Unilab Corporation and Does 1 through 30. The lawsuit alleged that Unilab breached a contract, and the implied covenants of good faith and fair dealing in connection with that contract with respect to the sales, marketing and distribution of blue white speculite lightsticks, a product designed for use in connection with PAP smears to screen for cervical cancer and precancerous conditions in women. In September 1995, the arbitrator rendered an award in favor of Trylon of approximately $437,000. In November 1995, the arbitrator reduced the award to Trylon to approximately $374,000 (comprised of approximately $313,000 principal award plus interest of approximately $61,000) and granted Trylon's request for payment of legal fees of approximately $1.4 million. The Company recorded a $1.2 million charge during the first quarter of 1995 related to the expected cost, consisting primarily of legal fees, in defending itself against such lawsuit and another $2.0 million charge during the fourth quarter of 1995 reflecting the costs associated with the conclusion of this arbitration, including the fees of Trylon's counsel and counsel for the Company. In addition, the Company recorded an acquisition charge of $1.2 million in the second quarter of 1995 in connection with the acquisition of MLN. Such charges related to the integration of the acquired MLN operations with those of the Company.

      During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million and a reserve for managerial restructuring expenses, consisting primarily of severance related expenses, of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996. The $4.0 mil-

Management's Discussion & Analysis of Financial Condition and Result of Operations

Unilab Corporation December 31, 1996

lion managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the termination of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January.

     Amortization and depreciation expense increased to $11.5 million for the year ended December 31, 1996 from $9.6 million for the comparable prior year period primarily due to a full year 1996 effect of amortization resulting from the acquisition of MLN in May 1995 and certain smaller acquisitions made in late 1995, amortization from several smaller acquisitions made in 1996 and additional depreciation expense in the second half of 1995 primarily resulting from the purchase of $3.0 million of computer equipment and software.

     Selling, general and administrative expenses increased to $41.8 million for the year ended December 31, 1996 from $37.6 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 20.4% and 19.9% for the years ended December 31, 1996 and 1995, respectively. Such increase was primarily due to the full year 1996 effect of personnel added in sales and marketing throughout the latter half of 1995; however, such expenses related to sales and marketing started to decrease in late 1996.

     Third party interest expense increased to $13.4 million for the year ended December 31, 1996 from $9.0 million for the comparable prior year period primarily due to the full year 1996 effect of increased borrowings by the Company under a credit agreement (the "Credit Agreement") used to finance the acquisition of MLN and to pay related transaction fees and expenses in May 1995 and increased indebtedness incurred by the Company under an offering of $120.0 million of senior notes (the "Senior Notes") in March 1996.

     Related party interest income of $1.3 million and $0.7 million for the years ended December 31, 1996 and 1995, respectively, primarily reflect interest income from June 30, 1995 through November 1996 on the $15.0 million promissory note the Company received upon the sale of its 40% equity investment in UGL to UGL for $30.0 million. The sale was effective June 30, 1995 and the Company ceased recording equity earnings from UGL after April 30, 1995. The sale resulted in a one-time non-cash charge by the Company during the year ended December 31, 1995 of $36.5 million.

     In November 1996, the Company sold a 100% participation interest in its rights under the $15.0 million promissory note described in the preceding paragraph to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest from July 1, 1996 through the sale date of $0.5 million.

     No provision for income taxes was recorded in the years ended December 31, 1996 and 1995 due to the Company's loss before income taxes.

     Upon completion of the Senior Notes offering, the Company wrote off $3.5 million of deferred financing costs related to the Credit Agreement. In addition, upon completion of the Credit Agreement in May 1995, the Company wrote-off $1.7 million of deferred financing costs related to a previous credit facility.

Results of Operations

Year ended December 31, 1995 compared to year ended December 31, 1994

     Revenue increased to $189.0 million for the year ended December 31, 1995 from $151.8 million for the comparable prior year period, representing an increase of $37.2 million or 24.5%. Exclusive of acquired businesses, as discussed below, core revenue growth for 1995 increased by $21.8 million or 14.4% over 1994. The increase in revenue of $37.2 million was primarily the result of additional specimen volume generating approximately $40.2 million offset by decreases in reimbursement levels of approximately $3.0 million. The increase in specimen volume was primarily attributable to growth in the Company's core business of $24.8 million and revenue from the acquisition of MLN completed in May 1995 and the full year effect in 1995 of the Premier acquisition completed in January 1994 of $15.4 million. The decrease in reimbursement levels is primarily due to a reduction in the national fee caps for Medicare reimbursements in January 1995.

     Salaries, wages and benefits increased to $65.0 million for the year ended December 31, 1995 from $51.2 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were 34.4% and 33.8% for the years ended December 31, 1995 and 1994, respectively. Such increase was the result of increased headcount and wage increases.

     Supplies expense increased to $24.2 million for the year ended December 31, 1995 from $18.2 million for the comparable prior year period. As a percentage of revenue, supplies expense was 12.8% and 12.0% for the years ended December

Management's Discussion & Analysis of Financial Condition and Result of Operations

Unilab Corporation December 31, 1996


31, 1995 and 1994, respectively. Such increase was primarily due to temporarily redundant costs involved in the integration and transfer of specimen processing from MLN's Ventura laboratory into the Company's Tarzana facility.

     Other operating expenses increased to $43.7 million for the year ended December 31, 1995 from $33.3 million for the comparable prior year period. As a percentage of revenue, other operating expenses were 23.1% and 21.9% for the years ended December 31, 1995 and 1994, respectively. Such increase was primarily due to an increase in lab subcontracting expenses due to increases in fees charged by, and volume sent to, outside reference laboratories and an increase in bad debt expenses offset by approximately $0.9 million related to the reduction of certain accruals established in prior years for insurance claims and related matters. Bad debt expenses increased to $12.0 million or 6.4% of revenue in 1995 from $8.3 million or 5.5% of revenue in 1994, reflecting a weakening in historical collection experience and aging of accounts in 1995. The collection experience weakened due to some delay in the Company's billing procedures caused by the set-up and transfer of accounts acquired from MLN to the Tarzana billing system and the learning and training time in transitioning to a new billing system at the Company's San Jose location coupled with a general softening of economic conditions in the California markets serviced by the Company.

     In December 1993, the Company was named as a defendant in The Trylon Corporation v. MetWest Inc. Unilab Corporation and Does 1 through 30. The lawsuit alleged that Unilab breached a contract, and the implied covenants of good faith and fair dealing in connection with that contract with respect to the sales, marketing and distribution of blue-white speculite lightsticks, a product designed for use in connection with PAP smears to screen for cervical cancer and precancerous conditions in women. In September 1995, the arbitrator rendered an award in favor of Trylon of approximately $437,000. In November 1995, the arbitrator reduced the award to Trylon to approximately $374,000 (comprised of approximately $313,000 principal award plus interest of approximately $61,000) and granted Trylon's request for payment of legal fees of approximately $1.4 million. The Company recorded a $1.2 million charge during the first quarter of 1995 related to the expected cost, consisting primarily of legal fees, in defending itself against such lawsuit and another $2.0 million charge during the fourth quarter of 1995, reflecting the costs associated with the conclusion of this arbitration, including fees for both Trylon's counsel and the Company's counsel.

     In addition, the Company recorded charges of approximately $1.2 million and $1.3 million in the second quarter of 1995 and the first quarter of 1994, respectively, in connection with the MLN and Premier Laboratory Services, Inc. ("Premier") acquisitions. In the case of the Premier acquisition, such charges related primarily to the closure of Unilab patient service centers and related facilities, reduction in the Unilab workforce and integration of the acquired Premier operations with those of Unilab. In the case of the MLN acquisition, such charges related primarily to the integration of the acquired MLN operations with those of the Company. The integration of Premier was primarily completed in the fourth quarter of 1994 and the integration of MLN was primarily completed by the end of the third quarter of 1995.

     Amortization and depreciation expense increased to $9.6 million for the year ended December 31, 1995 from $7.5 million for the comparable prior year period primarily due to the additional amortization of $1.0 million resulting from the acquisition of MLN and additional depreciation expense primarily resulting from approximately $3.0 million of computer equipment and software placed in service in 1995. Effective January 1, 1995, the Company changed its estimate of amortization arising from acquisitions completed after that date to a 20 year period. The Company changed its estimate due to positions communicated by members of the staff of the Securities and Exchange Commission in response to changing factors within the health care industry.

     Selling, general and administrative expenses increased to $37.6 million for the year ended December 31, 1995 from $31.2 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 19.9% and 20.5% for the years ended December 31, 1995 and 1994, respectively. Such decrease primarily reflects certain efficiencies gained from the acquisition of MLN offset by an increase in sales and marketing personnel added during the latter half of 1995.

    Third party and related party interest expense, net increased to $8.3 million for the year ended December 31, 1995 from $5.2 million for the comparable prior year period primarily due to increased borrowings by the Company under the Credit Agreement used to finance the acquisition of MLN and to pay related transaction fees and expenses in May 1995 and additional net borrowings used for working capital purposes offset by a $13.0 million repayment in July 1995 from the cash proceeds received from the sale of the Company's equity investment in UGL. In addition, interest expense increased due to increases in short-term LIBOR interest rates applicable to borrowings under the

Management's Discussion & Analysis of Financial Condition and Result of Operations

Unilab Corporation December 31, 1996


bank credit facilities and to increases in the spread added to LIBOR when the Company amended its previous credit facility in January 1995 and again when the Company entered into the Credit Agreement in May 1995.

     In the summer of 1994, the Company began exploring strategic alternatives with respect to its equity investment in UGL because it believed that an investment in the Company's core California business and a reduction of its leverage would be more beneficial than an equity investment in a company in which the Company had no management control, had no ability to receive any cash flow from the business and equity earnings were under downward pressure in the short-term due to weakening results, especially in the United Kingdom operations. Effective June 30, 1995, the Company sold to UGL the Company's 40 percent equity investment in UGL for $30.0 million. The sale resulted in a one-time non-cash charge by the Company in 1995 of approximately $36.5 million. In addition, equity in earnings of affiliate decreased during the year ended December 31, 1995 versus the prior year both due to decreased operating results in UGL's United Kingdom subsidiary during the first six months of 1995 versus the comparable 1994 period and due to the sale of the Company's equity investment in UGL effective June 30, 1995, whereupon the Company ceased recording equity earnings from UGL.

     No provision for income taxes was recorded in the year ended December 31, 1995 due to the Company's loss before income taxes. No provision for income taxes was recorded in the year ended December 31, 1994 since the Company did not need a provision in light of existing deferred tax assets for which a valuation allowance had been established.

     In connection with the MLN acquisition, the Company entered into the Credit Agreement and wrote off $1.7 million of deferred financing costs related to the Company's previous credit facility.

Liquidity and Capital Resources

     Net cash used by operating activities during the year ending December 31, 1996 was $5.1 million and reflects an improvement of $2.3 million over the comparable prior year period when net cash used by operating activities was $7.4 million. The improvement in 1996 was primarily due to the timing of interest payments due on the Senior Notes in 1996 versus the Credit Agreement in 1995 and a decrease in accounts receivable offset by a reduction in operating results.

     Net cash provided by financing activities was $13.8 million for the year ending December 31, 1996, primarily resulting from $4.4 million of borrowings under the Credit Agreement and $17.0 million of additional indebtedness incurred in connection with the Senior Notes offering offset by $2.7 million of scheduled principal repayments under the Credit Agreement and payments under capital lease obligations and payment of $4.9 of financing costs incurred in connection with the Senior Notes offering and accounts receivable based financing agreement.

     Net cash provided by investing activities was $4.4 million, which was comprised of $11.0 million the Company received from the sale of its $15.0 million promissory note to a third party offset by capital expenditures of $3.9 million and payments made on smaller acquisitions completed in 1996 and 1995 of $2.7 million.

     In March 1996, the Company completed an offering of $120.0 million of Senior Notes. The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Credit Agreement in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with the respect to the Senior Notes prior to maturity.

     The Senior Notes are not redeemable prior to April 1, 2001, after which the Senior Notes will be redeemable at any time at the option of the Company, in whole or in part, at various redemption prices as set forth in the indenture covering such Senior Notes (the "Indenture"), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to April 1, 1999, the Company may redeem up to $42.0 million in aggregate principal amount of the Senior Notes with the net proceeds of one or more public offerings of common stock of the Company, at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

     The Notes are general unsecured obligations of the Company and rank pari passu in right of payment with all unsubordinated indebtedness of the Company. In addition, the Indenture limits the ability of the Company to incur additional indebtedness, under certain circumstances.

     In July 1996, the Company entered into an agreement with a financial institution whereby it can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

Management's Discussion & Analysis of Financial Condition and Result of Operations

Unilab Corporation December 31, 1996


     As of December 31, 1996, the Company had not sold any accounts receivable under this agreement. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

     Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. While the Company was in compliance with such covenants at December 31, 1996, it is unlikely that the Company will remain in compliance with the debt service coverage ratio at March 31, 1997. Absent a waiver to the covenant requirements or an amendment to the covenants or the debt agreement, the Company may be unable to borrow under this facility after March 31, 1997.

     The Company had $12.2 million of unrestricted cash and cash equivalents on hand at December 31, 1996. Management believes, based on current operations and internal growth at historical rates, that the amount of unrestricted cash and cash equivalents available at December 31, 1996 will be sufficient for the Company to meet anticipated requirements for working capital, interest payments, capital expenditures, and scheduled principal payments under capital lease obligations during the next year.

     Without improvement in its operating results, and in turn, its operating cash flows, the Company may not be able to meet its interest obligation under the Senior Notes of $6.6 million due on April 1, 1998. Management is in the process of implementing certain actions while continuing to evaluate other opportunities to increase revenue, reduce operating costs and improve cash collections. Such areas include:

      --Renegotiation of capitated contracts in order to increase fees paid by clients (primarily managed-care providers) under capitated fee arrangements.

      --Fee increases for client accounts that do not meet certain profitability guidelines.

      --Reduction in the Company's significant field infrastructure expenses, primarily through a reduction in the number of, and the hours worked at, patient service centers and stat laboratory facilities and a reduction in related overhead expenses.

      --Renegotiation of prices paid to outside reference laboratories, reduction in the number of outside reference laboratories used and continued shift to in-house testing where appropriate.

      --Increased collection efforts through tighter controls over securing accurate and complete billing information at the time of service and stricter enforcement of delinquent and past due accounts.

      --Reevaluation of the level of expenditures incurred in the sales and marketing area, including incentive programs, staffing level, and organizational and support expenses.

      --Centralization of most accounting functions and tighter control and coordination between all division and field locations.

      --Consolidation or downsizing of field and/or laboratory facilities.

      --Targeted reductions in overhead and other operating expenses, such as reductions in overtime expenses, more restrictive travel and entertainment policies, consolidation of courier routes and reduction of independent courier services, consolidation of vendors and a formal review of all consulting and other outside service relationships.

Seasonality

     The Company's operations experience seasonal trends that the Company believes affect all clinical laboratory companies. Testing volume generally tends to be lower during the holiday seasons and, to a lesser extent, inclement weather. As a result, because a substantial portion of the Company's expenses are relatively fixed over the short term, the Company's operating income as a percentage of revenue tends to decrease during the fourth quarter of each year, mainly due to the Christmas and Thanksgiving holidays.

Inflation

     Inflation was not a material factor in either revenue or operating expenses during the periods presented.

Statements of Operations
Unilab Corporation December 31, 1996

(amounts in thousands, except per share data)
--------------------------------------------------------------------------------

==================================================================================================
                                                                  For the years ended December 31,
                                                                  1996          1995         1994
--------------------------------------------------------------------------------------------------
Revenue                                                        $205,217      $189,042     $151,820
--------------------------------------------------------------------------------------------------
Direct Laboratory and Field Expenses:
  Salaries, wages and benefits                                   70,869        65,002       51,239
  Supplies                                                       28,631        24,175       18,218
  Other operating expenses                                       54,672        43,700       33,258
--------------------------------------------------------------------------------------------------
                                                                154,172       132,877      102,715
Legal and acquisition related charges                             4,940         4,400        1,282
Restructuring charges                                            65,655            --           --
Amortization and depreciation                                    11,491         9,614        7,499
Selling, general and administrative expenses                     41,801        37,612       31,187
--------------------------------------------------------------------------------------------------
   Total Operating Expenses                                     278,059       184,503      142,683
--------------------------------------------------------------------------------------------------
Operating Income (Loss)                                         (72,842)        4,539        9,137
Other Income (Expenses):
Third party interest, net                                       (13,401)       (8,994)      (5,059)
Related party interest, net                                       1,279           661         (133)
Equity in earnings of affiliate                                      --           250          570
Loss on sale of equity investment                                    --       (36,499)          --
Loss on sale of promissory note                                  (4,529)           --           --
--------------------------------------------------------------------------------------------------
   Total Other Income (Expenses)                                (16,651)      (44,582)      (4,622)
--------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes and Extraordinary Item        (89,493)      (40,043)       4,515
Tax provision                                                        --            --           --
--------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item                         (89,493)      (40,043)       4,515
Extraordinary item - loss on early extinguishment of debt         3,451         1,732           --
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                              $(92,944)     $(41,775)    $  4,515
--------------------------------------------------------------------------------------------------
Preferred Stock Dividends                                           144           144          144
Net Income (Loss) Available to Common Shareholders             $(93,088)     $(41,919)    $  4,371
Weighted Average Common Shares Outstanding                       36,831        35,918       35,069
--------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share:
Income (Loss) Before Extraordinary Item                        $  (2.43)     $  (1.12)    $   0.12
Extraordinary Item                                                (0.10)        (0.05)          --
Net Income (Loss)                                              $  (2.53)     $  (1.17)    $   0.12
--------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

Balance Sheets
Unilab Corporation December 31, 1996

(amounts in thousands, except per share data)
--------------------------------------------------------------------------------

=============================================================================================================
                                                                                              December 31,
-------------------------------------------------------------------------------------------------------------
Assets                                                                                   1996            1995
-------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                            $  12,176      $      70
Restricted cash                                                                            904             --
Accounts receivable, net of allowance for doubtful accounts of $9,338 and $8,454
in 1996 and 1995, respectively                                                          37,279         40,334
Amounts due from UGL/UniHolding                                                             --         15,000
Inventory of supplies                                                                    2,604          2,361
Prepaid expenses and other current assets                                                1,702          1,819
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                    54,665         59,584
-------------------------------------------------------------------------------------------------------------
Property and Equipment, net                                                             17,264         18,326
Goodwill, net of accumulated amortization of $5,067 and $5,676 in 1996 and
1995, respectively                                                                      44,401        100,598
Other Intangible Assets, net                                                             3,637         12,421
Other Assets                                                                             5,952          5,245
-------------------------------------------------------------------------------------------------------------
                                                                                     $ 125,919      $ 196,174
-------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------------
Current Liabilities:
Current portion of long-term debt                                                    $   1,752      $  21,947
Accounts payable and accrued liabilities                                                22,024         22,833
Accrued payroll and benefits                                                             5,976          4,493
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               29,752         49,273
-------------------------------------------------------------------------------------------------------------
Long-Term, Debt, net of current portion                                                126,120         87,207
Other Liabilities                                                                        4,735          3,364
Commitments and Contingencies
Shareholders' Equity:
Convertible preferred stock, $.01 par value; Authorized - 20,000 shares; Issued and Outstanding - 400 at December 31, 1996 and 1995, liquidation
preference - $2,300                                                                          4              4
Common stock, $.01 par value; Voting - Authorized - 100,000 shares; Issued and
Outstanding - 37,285 and 35,052 at December 31, 1996 and 1995, respectively                373            351
Non-Voting common stock - Authorized - 5,000 shares; Issued and
Outstanding - 1,050 at December 31, 1995                                                    --             10
Additional paid-in capital                                                             226,078        224,020
Accumulated deficit                                                                   (261,143)      (168,055)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)                                                   (34,688)        56,330
-------------------------------------------------------------------------------------------------------------
                                                                                     $ 125,919      $ 196,174

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity (Deficit)
Unilab Corporation December 31, 1996



For the years ended December 31, 1996, 1995 and 1994
(amounts in thousands, except per share data)

======================================================================================================
                                                                                          Voting
                                                                                       Common Stock
                                                                                   Shares      Amount
------------------------------------------------------------------------------------------------------
Balances, December 31, 1993                                                        31,974        $320
------------------------------------------------------------------------------------------------------
Issuance of shares at $2.00-$5.375 upon exercise of options and warrants              205           2
------------------------------------------------------------------------------------------------------
Issuance of shares in connection with acquisition of Premier                        1,227          12
------------------------------------------------------------------------------------------------------
Issuance of shares in connection with other acquisitions                              846           8
------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                  44           1
------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                                 --          --
------------------------------------------------------------------------------------------------------
Net income                                                                             --          --
------------------------------------------------------------------------------------------------------
Balances, December 31, 1994                                                        34,296        $343
------------------------------------------------------------------------------------------------------
Issuance of shares in connection with acquisition of MLN                              307           3
------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                             153           2
------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                 118           1
------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions                   153           2
------------------------------------------------------------------------------------------------------
Issuance of shares to a bank in connection with the Credit Agreement                   25          --
------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                                 --          --
------------------------------------------------------------------------------------------------------
Net loss                                                                               --          --
------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                                                        35,052        $351
------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                             413           4
------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                 100           1
------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions                   434           4
------------------------------------------------------------------------------------------------------
Issuance of shares to certain executives in lieu of monthly cash compensation         164           2
------------------------------------------------------------------------------------------------------
Issuance of shares to a consultant for services rendered                               50           1
------------------------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors for services rendered                    22          --
------------------------------------------------------------------------------------------------------
Conversion of non-voting common stock to voting common stock                        1,050          10
------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                                 --          --
------------------------------------------------------------------------------------------------------
Net loss                                                                               --          --
------------------------------------------------------------------------------------------------------
Balances, December 31, 1996                                                        37,285        $373
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------

==================================================================================================================
      Non-Voting              Convertible                       Additional                           Total
     Common Stock           Preferred Stock
                                                                 Paid-In        Accumulated      Shareholders'
 Shares       Amount      Shares      Amount      Warrants       Capital         Deficit         Equity (Deficit)
------------------------------------------------------------------------------------------------------------------
 1,050         $ 10         400         $4         $ 500        $208,012        $(130,507)          $ 78,339
------------------------------------------------------------------------------------------------------------------
    --           --          --          -          (500)            942               --                444
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --           7,488               --              7,500
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --           4,567               --              4,575
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             104               --                105
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --             (144)              (144)
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --            4,515              4,515
------------------------------------------------------------------------------------------------------------------
 1,050         $ 10         400         $4            --        $221,113        $(126,136)          $ 95,334
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --           1,497               --              1,500
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             558               --                560
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             149               --                150
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             603               --                605
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             100               --                100
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --             (144)              (144)
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --          (41,775)           (41,775)
------------------------------------------------------------------------------------------------------------------
 1,050         $ 10         400         $4            --        $224,020        $(168,055)          $ 56,330
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             996               --              1,000
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             350               --                351
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             544               --                548
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --             108               --                110
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              43               --                 44
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              17               --                 17
------------------------------------------------------------------------------------------------------------------
(1,050)         (10)         --          -            --              --               --                 --
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --             (144)              (144)
------------------------------------------------------------------------------------------------------------------
    --           --          --          -            --              --          (92,944)           (92,944)
------------------------------------------------------------------------------------------------------------------
    --          $--        $400         $4           $--        $226,078        $(261,143)          $(34,688)
------------------------------------------------------------------------------------------------------------------

Statements of Cash Flows
Unilab Corporation December 31, 1996

(in thousands)

==================================================================================================================
                                                                                 For the years ended December 31,
                                                                               1996            1995         1994
------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                                          $ (92,944)       $(41,775)     $  4,515
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
 Amortization and depreciation                                                11,491           9,614         7,499
 Provision for doubtful accounts                                              14,180          12,017         8,287
 Equity in earnings of affiliate                                                  --            (250)         (570)
 Loss on sale of equity investment                                                --          36,499            --
 Loss on sale of promissory note                                               4,529              --            --
 Writeoff of goodwill and customer lists                                      61,645              --            --
 Loss on disposition of equipment                                                 --              --           989
 Extraordinary item - loss on early extinguishment of debt                     3,451           1,732            --
Net changes in assets and liabilities affecting operations,
net of acquisitions:
 Increase in Accounts receivable                                             (11,125)        (21,950)      (13,390)
 (Increase) decrease in Inventory of supplies                                   (243)             72          (112)
 (Increase) decrease in Prepaid expenses and other current assets                117             382          (226)
 (Increase) decrease in Other assets                                             229            (438)           76
 Increase (decrease) in Accounts payable and accrued liabilities               1,112          (3,251)       (1,564)
 Increase (decrease) in Accrued payroll and benefits                           1,504             (59)       (1,212)
 Other                                                                           926               7             7
------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                              (5,128)         (7,400)        4,299
------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Borrowings under third party debt                                            123,490          51,400        34,189
Payments of third party debt                                                (104,772)        (18,776)       (3,190)
Financing costs under the Senior Notes and Receivables Financing              (4,932)             --            --
Financing costs under credit agreement                                            --          (3,325)           --
Proceeds from exercise of options and warrants                                    --              --           444
Other                                                                             --            (244)         (960)
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                     13,786          29,055        30,483
------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Capital expenditures                                                          (3,948)         (4,435)       (2,879)
Payments for acquisitions, net of cash acquired                               (2,700)        (31,401)      (31,679)
Net cash proceeds from sale of equity investment and promissory note          11,000          13,000            --
Other                                                                             --            (240)           --
------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                               4,352         (23,076)      (34,558)
------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents         13,010          (1,421)          224
Cash, Restricted Cash and Cash Equivalents - Beginning of Year                    70           1,491         1,267
------------------------------------------------------------------------------------------------------------------
Cash, Restricted Cash and Cash Equivalents - End of Year                   $  13,080        $     70      $  1,491
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Description of the Company and Significant Accounting Policies

a. Description of the Company

    Unilab Corporation ("Unilab" or the "Company") provides clinical laboratory testing services to physicians, managed-care organizations, hospitals and other health care providers primarily in the State of California.

    The Company has incurred substantial losses in each of the two years ended December 31, 1996 and has a shareholders' deficit of $34.7 million at December 31, 1996. While the Company believes that it will have sufficient resources to meet anticipated requirements for working capital, interest payments, capital expenditures, and scheduled principal payments under capital lease obligations during 1997, the Company may not be able to meet these same obligations in 1998 without improvement in its operating results and cash flows. Management's plans to improve the Company's operating results and cash flows are described under the caption, "Liquidity and Capital Resources" in Management's Discussion & Analysis of Financial Condition and Result of Operations contained on page 7 of this annual report.

b. Principles of Consolidation

    The financial statements include the accounts of the Company in 1996 and the Company and its subsidiaries in 1995 and 1994. All significant intercompany transactions have been eliminated. The Company's investment in a 40 percent-owned affiliate prior to its disposition effective June 30, 1995 was accounted for on the equity method.

c. Inventory of Supplies

    Inventories, which consist principally of purchased clinical laboratory supplies, are valued at the lower of cost (first-in, first-out) or market.

d. Revenue Recognition

    Revenue is recognized at the time the service is provided. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established billing rates.

e. Use of Estimates

    The preparation of the financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regards to these financial statements relate to account receivable and insurance reserves.

    The Company's net accounts receivable balance is determined after deductions for contractual adjustments, which are estimated based on established billing rates made with third-party payors, and an allowance for doubtful accounts, which primarily is based on the aging of the accounts and historical collection experience. In addition, the Company accrues for both asserted and unasserted claims arising from workers compensation (1994 and 1995 only) and automobile liability losses. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims experience.

f. Fair Value of Financial Instruments and
   Concentration of Credit Risk

    The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's $120.0 million senior notes is estimated at $82.8 million based on quotes from brokers and published analyst reports. The Company believes that its non-bank indebtedness approximates fair value based on current yields for debt instruments of similar quality and terms.


    Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's client base. However, the Company provides services to certain patients covered by various third-party payors, including the Federal and California Medicare/Medicaid programs. Revenue, net of contractual allowances, from direct billings under Federal and California Medicare/Medicaid programs during each of the years ended December 31, 1996, 1995 and 1994 approximated 25-30% of revenue.

g. Property and Equipment

    Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 28 years, laboratory and computer equipment are generally depreciated over 7 and 3 years, respectively, and furniture and fixtures are depreciated over 5 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the related lease. Routine maintenance and repairs are charged to expense as incurred and amounted to approximately $3.4 million, $2.6 million and $2.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. Major repairs which extend the life or add value to equipment are capitalized and depreciated over their remaining useful life.

h. Goodwill

    Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired and is amortized using the straight-line method. Goodwill is amortized over 40 years for acquisitions completed prior to January 1, 1995. Effective January 1, 1995, the Company changed its estimate of amortization arising from acquisitions completed after that date to a 20 year period. The effect of this change in estimate in 1995 was to increase amortization expense by approximately $0.5 million and decrease net income by $0.5 million

Notes to Financial Statements


or $0.01 per common share. At each balance sheet date, the Company evaluates the realizability of goodwill based upon the Company's expectations of undiscounted cash flows from each operating unit having a material goodwill balance. Goodwill is adjusted, if necessary, if such analysis indicates that a permanent decline in value below the current unamortized historical cost has occurred.

i. Other Intangible Assets

    Customer lists and covenants not to compete are recorded at cost and are amortized utilizing the straight-line method over the estimated lives of the assets, generally 10 years for customer lists and 3-5 years for covenants not to compete. The cost of other intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

j. Income Taxes

    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis for financial reporting purposes and the basis for tax purposes, in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes".

k. Net Income (Loss) Per Common Share

    Net income (loss) per common share has been computed by dividing the net income (loss) by the weighted average number of common shares outstanding for each period presented. Common stock equivalents, which include options and warrants, are included in the income (loss) per common share calculation when the effect is dilutive. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

l. Reclassifications

    Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

m. Cash and Cash Equivalents

    For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.  Property and Equipment, Net and
    Other Intangible Assets

Property and equipment, net consists of the following:


                                           December 31,
(in thousands)                           1996        1995
-----------------------------------------------------------
Buildings                               $3,166      $3,166
Leasehold improvements                   4,954       4,768
Laboratory and other equipment          28,593      25,546
Furniture and fixtures                   3,038       3,134
-----------------------------------------------------------
                                        39,751      36,614
-----------------------------------------------------------
Less accumulated depreciation and
amortization                            22,487      18,288
                                       $17,264     $18,326
-----------------------------------------------------------

    Depreciation expense was approximately $5.0 million in 1996, $4.0 million in 1995 and $3.2 million in 1994.


    Other intangible assets consist of the following:

                                       December 31,
(in thousands)                      1996        1995
------------------------------------------------------
Customer lists                     $7,675     $27,554
Covenants not to compete            2,495       2,495
Other                                 281         281
------------------------------------------------------
                                   10,451      30,330
------------------------------------------------------
Less accumulated amortization       6,814      17,909
------------------------------------------------------
                                   $3,637     $12,421
------------------------------------------------------

    Amortization expense for goodwill, other intangible assets and certain other deferred costs was approximately $6.5 million in 1996, $5.6 million in 1995 and $4.3 million in 1994.

3. Acquisitions


    On May 16, 1995, the Company acquired all the outstanding stock of MLN Holding Acquisition Co., the parent company of Medical Laboratory Network, Inc. ("MLN") for $31.0 million in cash, $1.5 million or 307,299 shares in Unilab common stock and warrants to acquire 200,000 shares of the Company's common stock at an exercise price of $6.00 per share. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the assets acquired based on their fair value at the date of acquisition and the difference between the cost of acquiring MLN and the fair value of the net assets acquired of approximately $31.0 million was treated as goodwill for accounting purposes. In connection with the integration of the acquired MLN operations with those of Unilab, the Company recorded liabilities of approximately $3.4 million, of which $1.2 million was recognized as an acquisition related charge in the statement of operations. Such liabilities primarily related to severance costs of $0.6 million for the

Notes to Financial Statements


reduction in headcount of approximately 100 employees, $1.8 million related to lease obligations primarily from the closure and downsizing of facilities and approximately $1.0 million for other varied integration activities. At December 31, 1996, approximately $1.0 million of liabilities were outstanding, principally related to future lease obligations, of which $0.7 million has been included in non-current liabilities. The statements of operations include the results of MLN since the date of acquisition.

    On January 24, 1994, the Company completed the acquisition of all the outstanding stock of Premier Laboratory Services, Inc. ("Premier"), the parent company of San Jose-based PathLab, for $31.5 million in cash and $7.5 million or approximately 1.2 million shares in Unilab common stock. The acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired based on their fair value at the date of acquisition and the difference between the cost of acquiring Premier and the fair value of the net assets acquired of approximately $47.0 million was treated as goodwill for accounting purposes. The statements of operations include the results of Premier since the date of acquisition.

    The following unaudited pro forma results of operations for the year ended December 31, 1995 and 1994 have been prepared as if the acquisition of MLN occurred on January 1, 1994.

    Unaudited pro forma results are as follows (in thousands except per share data):

                                          Years Ended December 31,
                                            1995          1994
                                                 (Unaudited)
------------------------------------------------------------------
Revenue                                     $198,073     $178,150
------------------------------------------------------------------
Net income (loss)                            (37,774)       5,896
------------------------------------------------------------------
Net income (loss) available to common
shareholders                                 (37,918)       5,752
------------------------------------------------------------------
Net income (loss) per share                 $  (1.05)    $   0.16
------------------------------------------------------------------

    The historical financial results of Unilab for 1995 and 1994 have been adjusted primarily for the full year historical results of MLN, an increase in interest expense due to the additional debt incurred to purchase MLN and cost savings of approximately $2.9 million in 1995 and $4.4 million in 1994 from the integration of the MLN operations into Unilab. The pro forma information does not include the integration charge of $1.2 million and the extraordinary item of $1.7 million recorded in 1995 and the integration charge of $1.3 million recorded in 1994.

    The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

4. Restructuring Charges

    During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million and a reserve for managerial restructuring expenses, consisting primarily of severance related expenses, of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996.

    The $4.0 million managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the termination of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January. At December 31, 1996, approximately $3.5 million of liabilities were outstanding, of which $0.4 million has been included in non-current liabilities.

5.  Legal and Acquisition Related Charges

    During the third quarter of 1996, the Company recorded charges of $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. The Company paid the U.S. Government approximately $528,000 in October 1996 and has remaining payments of $650,000 due March 1 and September 1, 1997 and 1998, $500,000 due March 1, 1999 and approximately $324,000 due on September 1, 1999. All deferred payments to the U.S. Government will bear interest at approximately
5.2 percent. In addition, Unilab paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

    In December 1993, the Company was named as a defendant in The Trylon Corporation v. MetWest Inc., Unilab Corporation and Does 1 through 30. The lawsuit alleged that Unilab breached a contract, and the implied covenants of good faith and fair dealing in connection with that contract with respect to the sales, marketing and distribution of blue white speculite lightsticks, a product designed for use in connection with PAP smears to screen for cervical cancer and precancerous conditions in women. Plaintiff sought an unspecified amount of damages. In February 1994, the case was referred to arbitration in accordance with the arbitration clause of the contract between the parties. In September 1995, the arbitrator rendered an award in favor of The Trylon Corporation ("Trylon") of approximately

Notes to Financial Statements


$437,000. In November 1995, the arbitrator reduced the award to Trylon to approximately $374,000 (comprised of approximately $313,000 principal award plus interest of approximately $61,000) and granted Trylon's request for payment of legal fees of approximately $1.4 million. The Company recorded a $1.2 million charge during the first quarter of 1995 related to the expected cost, consisting primarily of legal fees, in defending itself against such lawsuit and another $2.0 million charge during the fourth quarter of 1995 reflecting the costs associated with the conclusion of this arbitration, including the fees of Trylon's counsel and counsel for the Company.

     In connection with the MLN acquisition, the Company recorded a charge of approximately $1.2 million in the second quarter of 1995 related primarily to the integration of the acquired MLN operations with those of the Company.

     In connection with the Premier acquisition, the Company recorded a charge of approximately $1.3 million in the first quarter of 1994 related primarily to the closure of Unilab patient service centers and related facilities and reduction in the Unilab work force.

6.  Unusual Income Item

    During 1995, the Company determined that certain accruals established in prior years for insurance claims and related matters were not necessary due to the settlement of open claims/ matters below reserved amounts and overall better claims experience and therefore recognized income of approximately $0.9 million in 1995 for the reduction in the outstanding liability related to such insurance matters. Such income has been included as a reduction of other operating expenses in the statement of operations.

7.  Income Taxes


    Income (loss) before income taxes for domestic and foreign operations is as follows:

                          Years Ended December 31,
(in thousands)       1996           1995         1994
--------------------------------------------------------
Domestic           $ (92,944)     $(42,025)     $3,945
Foreign                   --           250         570
--------------------------------------------------------
                   $ (92,944)     $(41,775)     $4,515
--------------------------------------------------------

     The provision for income taxes is as follows:

                    Years Ended December 31,
(in thousands)     1996      1995      1994
---------------------------------------------
Current:
---------------------------------------------
Federal            $  --       --        --
---------------------------------------------
State                 --       --        --
---------------------------------------------
                   $  --       --        --
---------------------------------------------


     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                  Years Ended December 31,
(in thousands)                              1996           1995           1994
--------------------------------------------------------------------------------
Computed income taxes at U.S.
statutory rate                            $(31,601)      $(14,204)       $ 1,535
--------------------------------------------------------------------------------
Amortization and write off of good
will and intangible assets disallowed
for income tax purposes                      1,140            959            925
--------------------------------------------------------------------------------
Capital and operating losses with no
tax benefit                                 30,461         13,245             --
--------------------------------------------------------------------------------
Change in valuation allowance                   --             --        (2,460)
--------------------------------------------------------------------------------
                                          $     --       $     --        $    --
--------------------------------------------------------------------------------

    Temporary differences and carryforwards which give rise to deferred tax assets are as follows:

                                            December 31,
(in thousands)                         1996           1995
-------------------------------------------------------------
Bad debt reserve                      $  2,382       $  2,029
Intangible assets                       13,396          7,392
Property and equipment                     820            786
Accrued liabilities                      4,142          3,004
Net operating loss carryforwards        18,825          7,876
-------------------------------------------------------------
                                        39,565         21,087
-------------------------------------------------------------
Valuation allowance                    (39,565)       (21,087)
-------------------------------------------------------------
                                      $     --       $     --
-------------------------------------------------------------

    The realization of the deferred tax assets at December 31, 1996 is dependent upon the Company having future taxable income. A valuation allowance has been provided against the entire deferred tax asset balance at December 31, 1996 and 1995. Approximately $6.4 million of benefit, if any, to be recorded from the recognition of the deferred tax assets would reduce the amount of goodwill recorded from certain acquisitions.

    In addition, the Company has a capital loss of approximately $36.5 million from the sale of its equity investment in UGL. The capital loss can only be utilized by the Company to the extent it offsets capital gains generated. A valuation allowance has also been entirely provided against the available capital loss at December 31, 1996 and 1995.

    The Company has net operating loss and capital loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2011 and 2000, respectively. At December 31, 1996, available net operating loss and capital loss carryforwards for U.S. tax purposes were approximately $55.4 million and $36.5 million, respectively. Net operating loss carryforwards for California state tax purposes is approximately $27.5 million.

Notes to Financial Statements

8. Investment In and Loss Upon
   Sale of Equity Affiliate

    Effective November 10, 1993, the Company acquired a 40% interest in Unilabs Group Limited ("UGL") a European-based clinical laboratory company. The unaudited results of operations and the financial position of UGL prior to its disposition effective June 30, 1995, as described below, are summarized as follows:

                                            December 1,      December 1,
                                               1994-            1993-
                                              May 31,        November 30,
(amounts in thousands)                         1995             1994
--------------------------------------------------------------------------------
Condensed income statement information:
Revenue                                       $43,292           $76,297
Operating income                                6,260            10,266
Net income                                      3,854             4,070
--------------------------------------------------------------------------------

    The Company ceased recording equity earnings from UGL after April 30, 1995. Prior to that time the Company's equity earnings were calculated as 40 percent of UGL's net income less amortization of the excess of the Company's purchase price of UGL over the Company's 40 percent interest in the equity of UGL. Prior to its disposition, the Company's investment in the net assets of UGL included goodwill in the amount of approximately $43.0 million, which was amortized over 40 years or approximately $1.1 million annually.

    On July 14, 1995, the Company completed a transaction with UGL, effective as of June 30, 1995, whereby UGL purchased Unilab's 40 percent equity investment in UGL for $30.0 million. The Company received $13.0 million in cash and UGL assumed the Company's $2.0 million subordinated note to UGL upon completion of the transaction, and the Company received the remaining $15.0 million in a one-year promissory note. The sale resulted in a one-time non-cash charge by the Company of approximately $36.5 million.

    The one-year promissory note of $15.0 million did not bear interest from July 1, 1995 through December 31, 1995 and, thereafter, bore interest at the greater of 10% or LIBOR plus 3.25%. Since the note was non-interest bearing for a six-month period, the note was discounted at a rate of 10% to $14.25 million at June 30, 1995. Non-cash interest income of $750,000 related to such note was recorded in 1995.

    In November 1996, the Company sold a 100% participation interest in its rights under the $15.0 million promissory note to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest from July 1, 1996 through the sale date of $0.5 million.

9. Long-Term Debt

   Long-term debt consists of the following:

                                                            December 31,
(amounts in thousands)                                     1996       1995
--------------------------------------------------------------------------------
Senior Notes, interest at 11.0 percent payable
semi-annually                                           $119,162     $    --
Revolving bank line of credit, interest at LIBOR
plus 3.0 percent                                              --      19,000
Seven year bank term loan, interest at LIBOR
plus 3.0 percent                                              --      41,157
Five year bank term loan, interest at LIBOR plus
3.50 percent                                                  --      38,642
Obligation under capital lease collateralized by
land and building with interest due through 2004           3,184       3,266
Obligations under capital leases collateralized by
equipment with interest due through 1999                   5,526       7,089
--------------------------------------------------------------------------------
                                                         127,872     109,154
Less--current portion                                      1,752      21,947
--------------------------------------------------------------------------------
                                                        $126,120     $87,207
--------------------------------------------------------------------------------

    In March 1996, the Company completed an offering of $120.0 million of senior notes (the "Senior Notes"). The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and revolving line of credit facility (the "Old Credit Facility") in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with the respect to the Senior Notes prior to maturity.

    In connection with the Senior Notes offering and the accounts receivable financing discussed below, the Company incurred approximately $5.0 million of financing costs. The debt financing costs are deferred and amortized, using the interest method, over the term of the related debt. Upon completion of the Senior Notes offering, the Company wrote-off $3.5 million of deferred financing costs related to the Old Credit Facility in the first quarter of 1996. The $3.5 million charge has been shown as an extraordinary loss from the early extinguishment of debt in the statement of operations.

    The Senior Notes were issued at a discount of 99.242% per note. The aggregate discount on the Senior Notes approximated $0.9 million and is charged to operations as additional interest expense over the life of the Senior Notes using the interest method. At December 31, 1996, the unamortized discount approximated $0.8 million.

Notes to Financial Statements

    The Senior Notes are not redeemable prior to April 1, 2001, after which the Senior Notes will be redeemable at any time at the option of the Company, in whole or in part, at various redemption prices as set forth in the indenture covering such Senior Notes (the "Indenture"), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to April 1, 1999, the Company may redeem up to $42.0 million in aggregate principal amount of the Senior Notes with the net proceeds of one or more public offerings of common stock of the Company, at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

    In the event of a change in control, as defined in the Indenture, holders of the Senior Notes will have the right to require the Company to purchase their Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

    The Notes are general unsecured obligations of the Company and rank pari passu in right of payment with all unsubordinated indebtedness of the Company. In addition, the Indenture limits the ability of the Company to incur additional indebtedness, under certain circumstances.

    Upon completion of the Old Credit Facility in 1995, the Company wrote-off $1.7 million of deferred financing costs related to the Company's previous credit facility. The $1.7 million charge has been shown as an extraordinary loss from the early extinguishment of debt in the statement of operations.

    In July 1996, the Company entered into an agreement with a financial institution whereby it can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

    As of December 31, 1996, the Company had not sold any accounts receivable under this agreement. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

    Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. While the Company was in compliance with such covenants at December 31, 1996, it is unlikely that the Company will remain in compliance with the debt service coverage ratio at March 31, 1997. Absent a waiver to the covenant requirements or an amendment to the covenants or the debt agreement, the Company may be unable to borrow under this facility after March 31, 1997.

    In connection with the Company's workers compensation and automobile liability insurance policies, the Company has issued letters of credit in the aggregate amount of $0.9 million. The letters of credit are collateralized by cash equivalents in the same amount. Accordingly, $0.9 million has been shown as restricted cash at December 31, 1996.

    At December 31, 1996, future scheduled principal payments of long-term debt are as follows (in thousands):

------------------------------
Years ending December 31,
------------------------------
1997            $ 1,752
1998              1,676
1999              1,107
2000              1,543
2001                351
Thereafter      121,443
------------------------------
               $127,872
------------------------------


10. Capital Shares, Stock Options and Warrants

a.  Convertible Preferred Stock

    As of December 31, 1996, the Company has authorized 20,000,000 shares of preferred stock at $.01 par value. The Board of Directors of the Company will determine, among other things, the number of shares, voting rights, dividend rates, liquidation preferences, and redemption and conversion privileges of each series of such preferred stock. As of December 31, 1996, 18,600,000 shares for which no series has been designated were authorized and unissued.

    The Company has 400,000 shares of convertible preferred stock outstanding at December 31, 1996. Holders of the convertible preferred stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends at an annual rate of $0.36 per share, payable semi-annually on June 30 and December 30 in each year. The convertible preferred stock is convertible on a share for share basis into shares of the Company's common stock, at the holder's option, at any time from and after November 10, 1996. In addition, the convertible preferred stock has a per share liquidation preference of $5.75 per share and the Company has the right at its sole option to redeem the shares any time after November 10, 1998, in whole or in part, at a redemption price of $5.75 per share plus an amount equal to all declared and unpaid dividends thereon to the redemption date.

b.  Non-Voting Common Stock

    At December 31, 1995 the Company had 1,050,000 shares of non-voting common stock outstanding. At the Company's May 1996 annual meeting of stockholders, an amendment to the

Notes to Financial Statements

Company's Certificate of Incorporation was approved and adopted by stockholders permitting the holder of all the 1,050,000 outstanding shares of the Company's non-voting common stock to convert such shares into regular voting common stock. In July 1996, all of the outstanding shares of non-voting stock were converted into shares of the Company's voting common stock on a share for share basis.

c.  Restricted Stock

    The Company granted 99,500 restricted shares, 117,500 restricted shares and 44,500 restricted shares of common stock to certain employees at no cost in 1996, 1995 and 1994, respectively. The outstanding restricted shares vest ratably each year on their anniversary date and become fully vested after a period of two to five years. The cost of the restricted shares, based on the share's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. In addition, 100,000 restricted shares were issued to an employee, who is not an officer of the Company, in connection with certain acquisitions in 1994. Such shares also vest 20 percent each year on their anniversary date and become fully vested after five years. At December 31, 1996, 361,500 restricted shares were outstanding and approximately $351,000, $150,000 and $10,000 was amortized to expense in 1996, 1995 and 1994, respectively.

d.  Stock Options

    Employee Stock Option Plan

    In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Stock Option and Performance Incentive Plan (the "1996 Option Plan") which effectively replaced and superseded both the Stock Option Program for Key Executives (the "Key Executive Plan") and a stock option plan for the benefit of a broad base of company employees (the "1995 Option Plan") both previously adopted effective January 1, 1995. The 1995 Option Plan was amended to discontinue grants under that plan. The 1996 Option Plan provides one comprehensive plan for all employees and all future grants to employees will be made under the 1996 Option Plan.

    Under the terms of the 1996 Option Plan, incentive stock options, non-statutory stock options, reload options or rights, stock appreciation rights, restricted or unrestricted shares of Unilab stock, performance shares or units and tax offset payments can be granted to any of the Company's employees, with limited exceptions, and options for a maximum of 4,000,000 shares of the Company's common stock may be granted. No employee may receive annual awards of or relating to more than 250,000 shares of Unilab common stock.

    The 1996 Option Plan is administered by a committee of the Board of Directors (the "Administrator"). The number of options or awards granted, exercise price, vesting and term will be determined by the Administrator. At December 31, 1996 and 1995, 747,167 and 482,000 options, respectively, were outstanding under the aggregate of the 1996 Option Plan, the 1995 Option Plan and the Key Executive Plan.

    Stock Program For Directors

    In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Non-Employee Directors Stock Plan (the "1996 Directors Plan"), which effectively replaced the Stock Option Program for Directors (the "1995 Directors Plan") previously adopted effective January 1, 1995.

    Under the terms of the 1996 Directors Plan, each outside director will receive an annual option grant of 10,000 shares and an additional annual option grant of 10,000 shares will be awarded to each outside director who serves as the chairman of a committee or committees of the Board of Directors. 50 percent of options granted under the 1996 Directors Plan are exercisable immediately and 50 percent are exercisable in one year.

    At December 31, 1996 and 1995, 120,000 and 50,000 options, respectively, were outstanding under the aggregate of the 1996 and 1995 Directors Plans.

    Other

    During the years ended December 31, 1996 and 1995, the Company's Board of Directors also authorized the grant of nonqualified stock options to individuals.

    Information regarding the Company's stock option plans and nonqualified stock options as of December 31, 1994, 1995 and 1996, and changes during the years ending on those dates is summarized as follows:

---------------------------------------------------------
                                     Weighted-Average
                         Shares       Exercise Price
---------------------------------------------------------
December 31, 1993      1,723,500           $5.63
---------------------------------------------------------
Granted                  848,000            5.62
Exercised                (20,000)           3.69
Forfeited                (20,000)           8.19
---------------------------------------------------------
December 31, 1994      2,531,500           $5.65
---------------------------------------------------------
Granted                  992,000            4.87
Exercised                     --              --
Forfeited                (45,000)           7.18
---------------------------------------------------------
December 31, 1995      3,478,500           $5.40
---------------------------------------------------------
Granted                  681,500            2.11
Exercised                     --              --
Forfeited               (280,500)           5.56
---------------------------------------------------------
December 31, 1996      3,879,500           $4.73
---------------------------------------------------------

    In addition, 105,000 options were repriced from a weighted average price of $5.16 to $2.19 during 1996. The options outstanding at December 31, 1996 expire in various years through the year 2006. Options exercisable at December 31, 1996, 1995 and 1994 were 3,049,255, 2,621,000 and 2,012,500, respectively.

Notes to Financial Statements


    The weighted average fair value of options granted during 1996 and 1995 were $1.90 and $4.12, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.1 percent and 7.4 percent; expected lives of 8.49 years and 7.03 years; expected volatility of 95.60 percent and
99.07 percent and no dividends would be issued during the option terms.

    Information about stock options outstanding at December 31, 1996 is summarized as follows:

--------------------------------------------------------------------------------
                                       Options Outstanding
--------------------------------------------------------------------------------
                           Number       Weighted-Average         Weighted-
Range of              Outstanding              Remaining           Average
Exercise Prices       at 12/31/96        Contracted Life      ercise Price
--------------------------------------------------------------------------------
$0.625 to $2.0            329,500              6.2 years             $1.83
$2.063 to $4.0            585,500              8.0                   $2.29
$4.125 to $10.375       2,964,500              4.3                   $5.53
--------------------------------------------------------------------------------
                        3,879,500              5.0                   $4.73
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                      Options Outstanding
--------------------------------------------------------------------------------
                                   Number
Range of                      Exercisable       Weighted-Average
Exercise Prices               at 12/31/96        Exercise Price
--------------------------------------------------------------------------------
$0.625 to $2.0                    183,333                 $1.97
$2.063 to $4.0                    206,167                 $2.39
$4.125 to $10.375               2,659,755                 $5.65
--------------------------------------------------------------------------------
                                3,049,255                 $5.21
--------------------------------------------------------------------------------


    The Company accounts for its stock option plans under Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


--------------------------------------------------------------------------------
                                                    Years Ended December 31,
(in thousands)                                          1996          1995
--------------------------------------------------------------------------------
                           As Reported             $ (92,944)     $(41,775)
Net loss                   Pro Forma               $ (94,391)     $(43,549)
--------------------------------------------------------------------------------
Net loss per               As Reported             $   (2.53)     $  (1.17)
share                      Pro Forma               $   (2.57)     $  (1.22)
--------------------------------------------------------------------------------

    Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting compensation cost may not be representative of that to be expected in future years.

e.  Warrants

    As of December 31, 1996, 200,000 warrants remain outstanding. Such warrants were issued as part of the acquisition of MLN, can be exercised at $6.00 per share and will expire if not exercised before May, 1997.

f.  Stockholder Protection Rights Plan

    In February 1994, the Company adopted a Stockholder Protection Rights Plan, which was amended and restated in February 1996 ("Rights Plan"). Pursuant to the Rights Plan, a dividend of one Right for each outstanding share of the Company's common stock was issued to shareholders of record on March 15, 1994. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $22.50 for each share of common stock held. The Rights are exercisable until 10 days after a person or group acquires 15% or more of the Company's common stock or announces a tender or exchange offer, the consummation of which would result in ownership by such person or group of 15% or more of the Company's common stock. If thereafter, a person or group acquires 15% or more of Unilab's outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current purchase price, in lieu of one one-hundredth of a share of Preferred Stock, a number of shares of Unilab's Common Stock having a market value of twice the Right's purchase price. In addition, should Unilab be acquired in a merger or other business combination, 50% or more of its assets or earning power is sold or transferred, or a reclassification or recapitalization of the Company occurs that has the effect of increasing by more than 1% the proportionate ownership of Unilab's stock by the acquiring person, then, each Right will entitle its holder to purchase, at the Right's then-current purchase price, a number of the acquiring company's shares of common stock having a market value at that time of twice the Right's purchase price.

    The Rights may be redeemed prior to becoming exercisable by the Company, subject to approval of the Board of Directors, for one cent per Right in accordance with the provisions of the Rights Plan. The Rights expire on March 15, 2004. The Company has reserved 1,000,000 shares of Series A Junior Participating Preferred Stock for issuance upon exercise of the Rights.

11. Related Party Transactions

    In 1995, the Company sold its equity investment in UGL to UGL for $30.0 million (see Note 8). In addition, a $2.0 million subordinated note to UGL issued in 1993 was assumed by UGL as part of the sale of the Company's equity investment in 1995.

Notes to Financial Statements


    MetPath, formerly a subsidiary of Corning Incorporated and which at one time was an affiliate of the Company, provided certain lab testing services for specimens under a reference testing agreement. The cost of these services amounted to $1.0 million in 1994.

    The Company extended a loan of $1.0 million in 1992 to the Company's then Chief Executive Officer ("CEO") for the purchase of a residence in connection with the officer's relocation to California. During 1994, the CEO borrowed $0.5 million from a bank and used such proceeds to reduce his outstanding loan to the Company. This loan is guaranteed by the Company. In January 1997, in connection with the termination of the CEO, the outstanding loan balance of $0.5 million was forgiven and the CEO has agreed to sell the residence and use the sales proceeds to first reduce his loan balance from the bank. Upon repayment of the loan, the Company will be released from its guarantee of such debt. In addition certain other loans made by banks to officers of the Company are guaranteed by the Company. Such guarantees totalled approximatley $0.9 million at December 31, 1996.

12. Commitments and Contingencies


    Property and equipment leased under capital leases is as follows:

--------------------------------------------------------------------------------
                                                       December 31,
--------------------------------------------------------------------------------
(in thousands)                                     1996           1995
--------------------------------------------------------------------------------
Building                                          $3,100         $3,100
Laboratory and other equipment                     7,957          7,957
Less--Accumulated amortization                     3,760          2,393
--------------------------------------------------------------------------------
Net leased property under capital leases          $7,297         $8,664
--------------------------------------------------------------------------------

    As of December 31, 1996, future minimum rental payments required under capital and operating leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:


--------------------------------------------------------------------------------
                                                 Capital              Operating
(in thousands)                                   leases                leases
--------------------------------------------------------------------------------
1997                                            $ 2,850              $ 7,186
1998                                              2,595                5,017
1999                                              1,853                3,557
2000                                              2,128                2,373
2001                                                783                1,790
Thereafter                                        2,278                4,996
--------------------------------------------------------------------------------
Total minimum lease payments                     12,487              $24,919
Less: Amount representing interest                3,777
--------------------------------------------------------------------------------
Present value of net minimum lease
payments                                        $ 8,710
--------------------------------------------------------------------------------

    Rental expense for operating leases was approximately $9.6 million, $9.4 million and $8.5 million in 1996, 1995 and 1994, respectively.

    Pursuant to the terms of acquisitions made in 1996 and 1995, the former owner of the acquired businesses may earn additional purchase price consideration in cash based on the attainment of cash receipts from specified acquired customer accounts above specified minimum levels (as defined in the agreement). No additional estimated amounts were accrued in 1996 or 1995. Additional estimated amounts up to $2.0 million, which would be accounted for as goodwill, may be made in 1997.

    The Company has employment agreements with its principal officers and certain other key employees. Such agreements expire at various dates through January 20, 1998 and automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. In addition, the agreements for certain officers provide for annual deferred compensation equal to 8% of the employees' cash compensation (inclusive of bonuses) for the year. The aggregate commitment under these agreements, excluding bonuses and any deferred compensation related thereto, is approximately $3.4 million. The Company may terminate the employment agreements without cause by providing severance pay equal to one to two times, depending on the employee, the current base salary plus certain other benefits.

    In addition, the employment agreements grant these employees the right to receive two to three times, depending on the employee, their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a change in control of the Company (as defined) and a termination of such employees or certain other events within two years thereafter. The maximum contingent liability upon a change in control, excluding any bonus, continuation of benefits or acceleration of stock options, is approximately $5.6 million.

    The Company is party to certain legal proceedings considered incidental to its business. Although the ultimate disposition of these legal proceedings is not determinable, management does not believe that the ultimate outcome of such legal proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

13. Benefit Plans

    The Company provides a savings plan under Section 401(k) of the Internal Revenue Code covering most employees. The expense related to Company contributions to the plan totaled approximately $0.5 million, $0.6 million and $1.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. Effective January 1, 1995, the Company contributions, which were previously made in cash, were made in shares of Unilab common stock. Effective September 1, 1996, the Company discontinued its matching contributions.

Notes to Financial Statements

    Effective January 1, 1995, the Company adopted the Unilab Corporation Executive Retirement Plan (the "SERP"), an unfunded defined contribution plan, for the benefit of designated key employees. The benefit formula is primarily based on the employee's final five-year average compensation and years of service. Pension (income) expense for the SERP was approximately ($153,000) in 1996 and $207,000 in 1995. At December 31, 1996, the accumulated obligation recognized as a liability in the balance sheet was approximately $54,000. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.1% and 3.8% in 1996 and 7.9% and 5.5% in 1995.

14. Supplemental Disclosures of Cash Flow Information

--------------------------------------------------------------------------------
                                           Years Ended December 31,
(in thousands)                         1996         1995           1994
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest                            $12,139      $  9,253      $  4,403
Income taxes                              9             3             5
Supplemental Disclosure of
Noncash Investing and
Financing Activities:
Restricted shares of common
stock issued to employees               107           598           129
Shares issued for Company's
401(k) plan matching
contributions                           548           605            --
Shares issued to a bank in
connection with the Credit
Agreement                                --           100            --
Shares issued to certain Board
Directors and a consultant for
services rendered                        61            --            --
Payment of purchase price for a
prior acquisition in common
shares                                1,000           560           441
--------------------------------------------------------------------------------
In connection with business
acquisitions, liabilities were
assumed as follows:
Fair value of assets acquired       $    --      $ 42,697      $ 57,935
Cash paid                                --       (31,401)      (31,679)
Value of common stock issued             --        (1,500)      (11,635)
--------------------------------------------------------------------------------
Liabilities assumed                      --      $  9,796      $ 14,621
--------------------------------------------------------------------------------

    In the fourth quarter of 1996, the Company wrote off $61.7 million of goodwill and customer lists. In connection with the Company's sale of its equity investment, UGL assumed the Company's $2.0 million subordinated note to UGL and the Company recorded non-cash interest income of $750,000 in 1995 on the $15.0 million promissory note due from UGL and UniHolding.

    In 1995 and 1994, capital lease obligations of approximately $4.0 million and $3.0 million, respectively, were incurred when the Company entered into leases for new equipment and computer software.

15. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for 1996 and 1995 (in thousands, except per share data) is as follows:

--------------------------------------------------------------------------------
                                            Year Ended December 31, 1996

                                     First     Second        Third      Fourth
                                   Quarter    Quarter      Quarter     Quarter
--------------------------------------------------------------------------------
Revenue                            $51,541    $52,058      $52,670     $48,948
--------------------------------------------------------------------------------
Direct laboratory and field
expenses:
 Salaries, wages and benefits       17,605     17,291       17,912      18,061
 Supplies                            6,600      7,152        7,562       7,317
 Other operating expenses           13,033     13,366       14,114      14,159
  Total                             37,238     37,809       39,588      39,537
--------------------------------------------------------------------------------
Legal and acquisition charges           --         --        4,940          --
--------------------------------------------------------------------------------
Restructuring charges                   --         --           --      65,655
--------------------------------------------------------------------------------
Amortization and depreciation        2,819      2,905        2,921       2,846
--------------------------------------------------------------------------------
Selling, general and administra
tive expenses                       10,984     10,871       10,606       9,340
--------------------------------------------------------------------------------
Operating income (loss)                500        473       (5,385)    (68,430)
--------------------------------------------------------------------------------
Loss before
extraordinary item                  (1,890)    (2,686)      (8,535)    (76,382)
--------------------------------------------------------------------------------
Net loss                            (5,341)    (2,686)      (8,535)    (76,382)
--------------------------------------------------------------------------------
Net loss available to
common shareholders                 (5,377)    (2,722)      (8,571)    (76,418)
Per common share data:
Net loss before
extraordinary item                 $ (0.05)   $ (0.07)     $ (0.23)   ($  2.08)
Net loss                           $ (0.15)   $ (0.07)     $ (0.23)   ($  2.08)
--------------------------------------------------------------------------------
Price Range:
 High                                2.625      2.125        1.375        0.75
--------------------------------------------------------------------------------
 Low                                  1.50       1.50        0.563       0.375
--------------------------------------------------------------------------------

Notes to Financial Statements

--------------------------------------------------------------------------------
                                            Year Ended December 31, 1995

                                     First      Second       Third       Fourth
                                   Quarter     Quarter     Quarter      Quarter
--------------------------------------------------------------------------------
Revenue                           $ 42,242    $ 47,913    $ 50,160     $ 48,727
--------------------------------------------------------------------------------
Direct laboratory and field
expenses:
 Salaries, wages and benefits       13,784      15,650      17,117       18,451
 Supplies                            5,183       5,834       6,690        6,468
 Other operating expenses            9,835      10,813      11,347       11,705
  Total                             28,802      32,297      35,154       36,624
--------------------------------------------------------------------------------
Legal and acquisition charges        1,200       1,200          --        2,000
--------------------------------------------------------------------------------
Amortization and depreciation        1,871       2,258       2,693        2,792
--------------------------------------------------------------------------------
Selling, general and
administrative expenses              8,289       9,106       9,975       10,242
--------------------------------------------------------------------------------
Operating income (loss)              2,080       3,052       2,338       (2,931)
--------------------------------------------------------------------------------
Income (loss) before
extraordinary item                     590     (35,809)        232       (5,056)
--------------------------------------------------------------------------------
Net income (loss)                      590     (37,541)        232       (5,056)
--------------------------------------------------------------------------------
Net income (loss)
available to
common shareholders                    554     (37,577)        196       (5,092)
--------------------------------------------------------------------------------
Per common share data:
Net income (loss) before
extraordinary item*               $   0.02    $  (1.00)   $   0.01     $  (0.14)
Net income (loss)*                $   0.02    $  (1.05)   $   0.01     $  (0.14)
--------------------------------------------------------------------------------
Price Range:
 High                                5.375        5.50       4.875        4.125
--------------------------------------------------------------------------------
 Low                                 3.563        4.50        4.00        2.313
--------------------------------------------------------------------------------

    *Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in 1995 does not equal the total computed for the year due to stock transactions which occurred during 1995.

First Quarter - 1996

    Upon completion of the Senior Notes offering, the Company wrote-off $3.5 million of deferred financing costs related to the Company's previous credit facility.

Third Quarter - 1996

    The Company recorded a charge of $4.9 million to conclude an investigation of certain of the Company's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts.

Fourth Quarter - 1996

    The Company recorded a $4.5 million loss upon the sale of its $15.0 million promissory note due from UGL/UniHolding.

    The Company recorded charges of $65.7 million, consisting primarily of the write-off of goodwill and customer costs and a reserve for managerial restructuring expenses.

    Testing volume generally tends to be lower during the holiday seasons. As a result, because a substantial portion of the Company's expenses are relatively fixed over the short term, the Company's operating income as a percentage of revenue tends to decrease during the fourth quarter, mainly due to the Christmas and Thanksgiving holidays.

First Quarter - 1995

    The Company recorded a $1.2 million charge related primarily to the expected cost, consisting primarily of legal fees, in defending itself against the lawsuit brought by Trylon.

Second Quarter - 1995

    In connection with the acquisition of MLN, the Company recognized a $1.2 million charge related primarily to the integration of the acquired MLN operations with those of the Company.

    The Company sold its 40 percent equity investment in UGL for $30.0 million. The sale resulted in a one-time non-cash charge by the Company of approximately $36.5 million.

    Upon completion of the Credit Agreement, the Company wrote off $1.7 million of deferred financing costs related to the Company's previous credit facility. The charge has been shown as an extraordinary item.

Fourth Quarter - 1995

    The Company recorded a $2.0 million charge reflecting the costs associated with the conclusion of arbitration proceedings in the lawsuit brought by Trylon.

    Testing volume generally tends to be lower during the holiday seasons. As a result, because a substantial portion of the Company's expenses are relatively fixed over the short term, the Company's operating income as a percentage of revenue tends to decrease during the fourth quarter, mainly due to the Christmas and Thanksgiving holidays.

Report of Independent Accountants
Unilab Corporation December 31, 1996

To the Board of Directors and Shareholders of Unilab Corporation

    We have audited the accompanying balance sheets of Unilab Corporation (a Delaware corporation) as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP




Los Angeles, California
February 17, 1997



DESIGN: LEHNER & WHYTE, INC.

Unilab Corporation


Directors                    Corporate Officers        Unilab Main Laboratory

David Weavil                 David Weavil              Locations
Chairman, President and CEO  Chairman, President and
Unilab Corporation           Chief Executive Officer
Tarzana, California                                    18408 Oxnard Street
                             Richard A. Michaelson     Tarzana, CA 91356
Kirby L. Cramer              Senior Vice President -   Phone: (818) 996-7300
Chairman Emeritus            Finance, Treasurer and
Hazleton Corporation         Chief Financial Officer   3714 Northgate Boulevard
Kirkland, Washington                                   Sacramento, CA 95834
                             Mark L. Bibi              Phone: (916) 927-9900
Michael B. Hoffman           Vice President,
General Partner              Secretary and             967 Mabury Road
The Blackstone Group, L.P.   General Counsel           San Jose, CA 95133
New York, New York                                     Phone: (408) 288-9850
                             Brian D. Urban
Walker Lewis                 Vice President and
Senior Advisor               Controller                Transfer Agent
Dillon, Read & Co., Inc.                               and Registrar
New York, New York
                             Corporate                 Chase/Mellon
Thomas O. Pyle               Headquarters              Shareholder Services
Consultant                                             450 W. 33rd Street
New York, New York           18448 Oxnard Street       New York, NY 10001
                             Tarzana, CA 91356
Gabriel B. Thomas            Phone: (818) 757-0601
Consultant                   Fax:   (818) 757-3809     Unilab is traded over the
St. Paul en Foret, France                              American Stock Exchange.
                                                       Its symbol is ULB.


                                                       Independent
                                                       Accountants

                                                       Arthur Andersen LLP
                                                       633 West Fifth Street
                                                       Los Angeles, CA 90017

                                 [UNILAB LOGO]


                               UNILAB CORPORATION
                                18848 OXNARD ST.
                               TARZANA, CA 91358