Form 10-K, Exhibit 13
period 1997-12-31
UNILAB CORP /DE/
filed 1998-03-27
CIK 899714

Management's Discussion & Analysis of Financial Condition and Results of Operations
Unilab Corporation December 31, 1997

Results of Operations
Year ended December 31, 1997 compared to year ended December 31, 1996


     Revenue increased to $214.0 million for the year ended December 31, 1997 from $205.2 million for the comparable prior year period, representing an increase of $8.8 million or 4.3%. The increase was primarily the result of additional specimen volume generating approximately $17.6 million offset by changes in payor mix and decreases in reimbursement levels of approximately $8.8 million.

     The $17.6 million increase in specimen volume was due to a 8.6% increase in the number of specimens processed during the year ended December 31, 1997 versus the comparable prior year period. Such increase was primarily attributable to growth in the Company's core business.

     The Company experienced a 3.9% decline in the average reimbursement received for each specimen processed during the year ended December 31, 1997 versus the comparable prior year period. Such decrease was primarily due to an increase in managed care business and a general softening in reimbursement levels across most payor groups, most notably from insurance carriers.

     While average reimbursement was down over the prior year, the average reimbursement over the last six months of 1997 increased approximately 2.5% over the average reimbursement in the first six months of 1997, the first time in over two years that average reimbursement has increased over a comparable prior period.

     Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $23.5 million for the year ended December 31, 1997 compared to $9.2 million for the comparable prior year period (excluding legal and acquisition related and restructuring charges, loss on sale of promissory note and extraordinary item).

     Salaries, wages and benefits decreased to $69.1 million for the year ended December 31, 1997 from $70.9 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were 32.3% and 34.5% for the years ended December 31, 1997 and 1996, respectively. Such decrease primarily reflects a reduction in headcount, control over the growth in wage increases and economies of scale associated with fewer employees processing a significantly higher specimen volume.

     Supplies expense increased to $29.9 million for the year ended December 31, 1997 from $28.6 million for the comparable prior year period. As a percentage of revenue, supplies expense were consistent at 14.0% for the years ended December 31, 1997 and 1996. However, on a per specimen basis, supplies costs actually decreased 4.2% as a result of economies of scale associated with an increased specimen volume.

     Other operating expenses increased to $57.0 million for the year ended December 31, 1997 from $54.7 million for the comparable prior year period. As a percentage of revenue, other operating expenses were consistent at 26.6% for the years ended December 31, 1997 and 1996.

     During the third quarter of 1996, the Company recorded charges of approximately $4.9 million, primarily related to settlements reached with the U.S. Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. Unilab also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

     During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million and a reserve for managerial restructuring expenses of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996. The $4.0 million managerial restructuring expenses related to a reduction in headcount of approximately 25 employees, including the resignation of the Company's then Chairman, President and Chief Executive Officer in January 1997.

     Amortization and depreciation expense decreased to $8.9 million for the year ended December 31, 1997 from $11.5 million for the comparable prior year period. Such decrease was primarily due to a reduction in amortization expense from the write-off of goodwill and customer lists of $61.7 million in the fourth quarter of 1996 offset by increased depreciation expense from approximately $4.1 million of laboratory computer equipment and software placed into service at one of the Company's laboratory locations in the first quarter of 1997.

     Selling, general and administrative expenses decreased to $34.6 million for the year ended December 31, 1997 from $41.8 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 16.2% and 20.4% for the years ended December 31, 1997 and 1996, respectively. Such decrease related primarily to a reduction in the level of expenditures incurred in the sales and marketing area, including revisions in incentive programs and reduction in staffing levels and organizational and support services, and reduction in corporate managerial and administrative positions.

     Third party interest expense, net increased to $14.1 million for the year ended December 31, 1997 from $13.4 million for the comparable prior year period. The increase was primarily due to the full year effect of increased indebtedness incurred by the Company under an offering of $120.0 million of senior notes ("the Senior Notes") in March 1996.

     Related party interest income of $1.3 million for the year ended December 31, 1996 reflects interest income on a $15.0 million promissory note the Company received upon the sale, effective June 30, 1995, of an equity investment. In November 1996, the Company sold a 100% participation interest in its rights under the $15.0 million promissory note to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale,

Management's Discussion & Analysis of Financial Condition and Results of Operations
Unilab Corporation December 31, 1997

which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest of $0.5 million from July 1, 1996 through the sale date.

     Upon completion of the Senior Notes offering, the Company wrote off $3.5 million of deferred financing costs related to the Company's previous credit agreements.

     Approximately 15% of the Company's revenue for the year ended December 31, 1997 was attributable to tests performed for Medicare beneficiaries. Unilab is legally required to accept the government's reimbursement for Medicare testing as payment in full. Such reimbursements are generally made pursuant to fee schedules, subject to a national limitation amount ("cap") that is based upon the median of all the Medicare fee schedules. Over the past several years, the Company has been subject to a drop in the cap, which has reduced revenue earned on Medicare billings over those years. Effective January 1, 1998, the median cap reduction was again decreased from 76% to 74%, which the Company estimates will reduce revenue earned on Medicare billings by approximately 2.5% or $0.8 million in 1998.

     In addition to the reduction in reimbursement from the change in the Medicare fee schedule noted above, certain other governmental and regulatory developments during 1997, that will continue during 1998, may have a negative effect on the Company's results of operations. Specifically, during 1997, Medicare imposed a requirement, effective during 1998, that requires the provision of diagnosis codes from physicians with respect to the lab test ordered, in order for Medicare to determine that the test ordered was "medically necessary" and therefore reimbursable. The Company has expended considerable efforts to educate and encourage physicians regarding this requirement, but cannot be assured of the level of compliance with this requirement or the effect on reimbursement levels from Medicare. Additionally, the Code of Procedural Terminology ("CPT") for 1998 eliminates the automated multichannel chemistry panel series and adds instead four new organ disease panels. The automated multichannel series of tests (CPT 80002 to 80019) were among the most frequently ordered tests by the Company's clients. HCFA has required that the old multichannel test codes no longer be billed to Medicare after April 1, 1998. It is also possible that other payors besides Medicare (such as third party private insurance), will similarly adopt this billing requirement. The Company has recently revised its requisition forms to comply with this requirement and is undertaking considerable efforts to educate physicians and other clients about the new tests and the way in which the government desires lab tests be ordered and billed. Notwithstanding these efforts, the results of this CPT change may have an adverse effect on the Company's financial results.

     MediCal (the California Medicaid program) is increasingly reviewing and effecting shifts of MediCal lab testing business to managed care. To the extent that this shift results in reimbursement from the MediCal managed care entities lower than that previously received from MediCal fee for service, the Company's revenues and financial results may be adversely affected.


Results of Operations
Year ended December 31, 1996 compared to year ended December 31, 1995

     Revenue increased to $205.2 million for the year ended December 31, 1996 from $189.0 million for the comparable prior year period, representing an increase of $16.2 million or 8.6%. Exclusive of an acquired business, as discussed below, core revenue growth for 1996 increased by $7.6 million or 4.0%. The increase in revenue of $16.2 million was primarily the result of additional specimen volume generating $35.4 million offset by changes in payor mix and decreases in reimbursement levels of $19.2 million. The increase in specimen volume of 18.3%, which generated the $35.4 million, was primarily attributable to growth in the Company's core business of $26.8 million and the full year 1996 effect of revenue of $8.6 million generated from the acquisition of Medical Laboratory Network, Inc. ("MLN") completed in May 1995. The changes in payor mix and decreases in reimbursement levels is primarily due to a reduction in the national fee caps for Medicare reimbursement in January 1996, an increase in managed care business and a general softening in reimbursement levels across most payor groups, most notably from insurance carriers.

     Salaries, wages and benefits increased to $70.9 million for the year ended December 31, 1996 from $65.0 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were consistent at 34.5% and 34.4% for the years ended December 31, 1996 and 1995, respectively.

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

Management's Discussion & Analysis of Financial Condition and Results of Operations
Unilab Corporation December 31, 1997

being billed in conjunction with complete blood counts. Unilab also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

     In December 1993, the Company was named as a defendant in The Trylon Corporation v. MetWest Inc., Unilab Corporation and Does 1 through 30. The lawsuit alleged that Unilab breached a contract, and the implied covenants of good faith and fair dealing in connection with that contract with respect to the sales, marketing and distribution of blue white speculite lightsticks, a product designed for use in connection with PAP smears to screen for cervical cancer and precancerous conditions in women. In September 1995, the arbitrator rendered an award in favor of Trylon of approximately $437,000. In November 1995, the arbitrator reduced the award to Trylon to approximately $374,000 (comprised of approximately $313,000 principal award plus interest of approximately $61,000) and granted Trylon's request for payment of legal fees of approximately $1.4 million. The Company recorded a $1.2 million charge during the first quarter of 1995 related to the expected cost, consisting primarily of legal fees, in defending itself against such lawsuit and another $2.0 million charge during the fourth quarter of 1995 reflecting the costs associated with the conclusion of this arbitration, including the fees of Trylon's counsel and counsel for the Company. In addition, the Company recorded an acquisition charge of $1.2 million in the second quarter of 1995 in connection with the acquisition of MLN. Such charge related to the integration of the acquired MLN operations with those of the Company.

     During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million and a reserve for managerial restructuring expenses, consisting primarily of severance related expenses, of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996. The $4.0 million managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the resignation of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January.

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

     Third party interest expense increased to $13.4 million for the year ended December 31, 1996 from $9.0 million for the comparable prior year period primarily due to the full year 1996 effect of increased borrowings by the Company under a credit agreement (the "Credit Agreement") used to finance the acquisition of MLN and to pay related transaction fees and expenses in May 1995 and increased indebtedness incurred by the Company under the Senior Notes offering in March 1996.

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

     In November 1996, the Company sold a 100% participation interest in its rights under the $15.0 million promissory note described in the preceding paragraph to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest of $0.5 million from July 1, 1996 through the sale date.

     Upon completion of the Senior Notes offering, the Company wrote off $3.5 million of deferred financing costs related to the Credit Agreement. In addition, upon completion of the Credit Agreement in May 1995, the Company wrote-off $1.7 million of deferred financing costs related to a previous credit facility.


Liquidity and Capital Resources

     Net cash provided by operating activities during the year ending December 31, 1997 was $3.7 million and reflects an improvement of $8.8 million over the comparable prior year period when net cash used by operating activities was $5.1 million. The increase in 1997 was primarily due to the improvement in the Company's operating performance and continued efficiency in cash collections on outstanding accounts receivable offset primarily by payments made for acquisition and restructuring charges recorded in prior years and payments made on the U.S. Government settlement regarding the Company's sales, marketing and billing practices.

     Net cash used by financing activities was $1.4 million for the year ending December 31, 1997, primarily resulting from scheduled principal repayments under capital lease obligations of $1.8 million and the issuance of preferred dividends of $0.1 million offsets by the proceeds of $0.6 million from the sale of common stock to a member of the Board of Directors and the Company's former Chief Executive Officer.

Management's Discussion & Analysis of Financial Condition and Results of Operations
Unilab Corporation December 31, 1997

     Net cash used by investing activities was $3.8 million for the year ended December 31, 1997, resulting from capital expenditures of $1.9 million and payments made on acquisitions completed in 1996 and 1995 of $1.8 million. The Company expects that its capital expenditure requirements, excluding any amounts related to acquisitions, will approximate $3-$4 million in 1998. Included in the capital budget is costs related to the Company upgrading and modifying its laboratory, billing and accounting systems in order for such systems to properly recognize and perform date calculations in the year 2000 (the "year 2000 issue"). The Company anticipates that it will cost approximately $500,000 for additional hardware, upgraded software and consulting time to enable the Company to properly address the year 2000 issue. While the consequences of an incomplete or untimely resolution of the year 2000 issue could have a significant impact on the Company finalizing laboratory results, properly billing the numerous different payor groups and gathering and reporting financial information, the Company believes that it will adequately resolve the year 2000 issue. The Company believes it will have all necessary steps to deal with the year 2000 issue in place by late 1998 and early 1999 in order to provide sufficient time for modifications, if any, prior to the arrival of the year 2000.

     In March 1996, the Company completed an offering of $120.0 million of Senior Notes. The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Credit Agreement in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

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

     As of December 31, 1997, the Company had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. The Company was in compliance with such covenants in 1997. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

     The Company had $11.7 million of unrestricted cash and cash equivalents on hand at December 31, 1997 which closely approximated the $12.2 million of unrestricted cash and cash equivalents the Company had on hand at December 31, 1996. Management believes that the amount of unrestricted cash and cash equivalents available at December 31, 1997 and borrowing capabilities of $20.0 million under the agreement to sell accounts receivable will be sufficient for the Company to meet anticipated requirements for working capital, interest payments, capital expenditures, and scheduled principal payments under capital lease obligations for the foreseeable future.


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


Forward Looking Statement

     Each of the statements in this Annual Report which are not historical facts may be deemed to be forward looking statements. These forward looking statements contain risks and uncertainties and are subject to change based on various competitive, regulatory, reimbursement, systems and other developments, that could cause the outcome noted in such forward looking statement to be materially different. Further information on various factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997.

Statements of Operations
Unilab Corporation December 31, 1997

(amounts in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                   For the years ended December 31,
                                                                  1997           1996            1995
                                                               ---------      ---------       ---------
Revenue                                                        $ 214,001      $ 205,217       $ 189,042
-------------------------------------------------------------------------------------------------------
Direct Laboratory and Field Expenses:
  Salaries, wages and benefits                                    69,094         70,869          65,002
  Supplies                                                        29,858         28,631          24,175
  Other operating expenses                                        56,990         54,672          43,700
-------------------------------------------------------------------------------------------------------
                                                                 155,942        154,172         132,877
Legal and acquisition related charges                                 --          4,940           4,400
Restructuring charges                                                 --         65,655              --
Amortization and depreciation                                      8,885         11,491           9,614
Selling, general and administrative expenses                      34,570         41,801          37,612
-------------------------------------------------------------------------------------------------------
   Total Operating Expenses                                      199,397        278,059         184,503
-------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                           14,604        (72,842)          4,539
Other Income (Expenses):
Third party interest, net                                        (14,068)       (13,401)         (8,994)
Related party interest, net                                           --          1,279             661
Equity in earnings of affiliate                                       --             --             250
Loss on sale of equity investment                                     --             --         (36,499)
Loss on sale of promissory note                                       --         (4,529)             --
-------------------------------------------------------------------------------------------------------
   Total Other Income (Expenses)                                 (14,068)       (16,651)        (44,582)
-------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes and Extraordinary Item             536        (89,493)        (40,043)
Tax provision                                                         --             --              --
-------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item                              536        (89,493)        (40,043)
Extraordinary item - loss on early extinguishment of debt             --          3,451           1,732
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                                              $     536      $ (92,944)      $ (41,775)
-------------------------------------------------------------------------------------------------------
Preferred Stock Dividends                                            138            144             144
Net Income (Loss) Available to Common Shareholders             $     398      $ (93,088)      $ (41,919)
-------------------------------------------------------------------------------------------------------
Basic Earnings Per Share:
Income (Loss) Before Extraordinary Item                        $    0.01      $   (2.43)      $   (1.12)
Extraordinary Item                                                    --          (0.10)          (0.05)
Net Income (Loss)                                              $    0.01      $   (2.53)      $   (1.17)
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Balance Sheets
Unilab Corporation December 31, 1997


(amounts in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------
                                                                                             December 31,
Assets                                                                                    1997            1996
----------------------------------------------------------------------------------   -------------   -----------
Current Assets:
Cash and cash equivalents                                                             $   11,652      $   12,176
Restricted cash                                                                               --             904
Accounts receivable, net of allowance for doubtful accounts of $9,819 and
$9,338 in 1997 and 1996, respectively                                                     36,583          37,279
Inventory of supplies                                                                      2,811           2,604
Prepaid expenses and other current assets                                                  1,295           1,702
----------------------------------------------------------------------------------------------------------------
Total current assets                                                                      52,341          54,665
----------------------------------------------------------------------------------------------------------------
Property and Equipment, net                                                               13,160          17,264
Goodwill, net of accumulated amortization of $6,368 and $5,067 in 1997 and
1996, respectively                                                                        43,699          44,401
Other Intangible Assets, net                                                               2,731           3,637
Other Assets                                                                               6,769           5,952
----------------------------------------------------------------------------------------------------------------
                                                                                      $  118,700      $  125,919
----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------------------------
Current Liabilities:
Current portion of long-term debt                                                     $    1,811      $    1,752
Accounts payable and accrued liabilities                                                  15,678          22,024
Accrued payroll and benefits                                                               6,302           5,976
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 23,791          29,752
----------------------------------------------------------------------------------------------------------------
Long-Term Debt, net of current portion                                                   124,285         126,120
Other Liabilities                                                                          2,907           4,735
Commitments and Contingencies
Shareholders' Equity:
Convertible preferred stock, $.01 par value; Authorized - 20,000 shares;
Issued and Outstanding - 364 and 400 at December 31, 1997 and 1996, respectively
Liquidation preference - $2,093                                                                4               4
Common stock, $.01 par value; Voting - Authorized - 100,000 shares;
Issued and Outstanding - 40,578 and 37,285 at December 31, 1997 and 1996,
respectively                                                                                 406             373
Additional paid-in capital                                                               228,052         226,078
Accumulated deficit                                                                     (260,745)       (261,143)
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)                                                     (32,283)        (34,688)
----------------------------------------------------------------------------------------------------------------
                                                                                      $  118,700      $  125,919
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity (Deficit)
Unilab Corporation December 31, 1997

For the years ended December 31, 1997, 1996 and 1995
(amounts in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                                      Voting             Non-Voting
                                                                                   Common Stock         Common Stock
                                                                                  Shares    Amount     Shares    Amount
                                                                                ---------- -------- ----------- --------
Balances, December 31, 1994                                                       34,296     $343       1,050    $   10
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with acquisition of MLN                             307        3          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                            153        2          --        --
-----------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                118        1          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions                  153        2          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to a bank in connection with the Credit Agreement                  25       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                                --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Net loss                                                                              --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                                                       35,052     $351       1,050    $   10
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                            413        4          --        --
-----------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                100        1          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions                  434        4          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain executives in lieu of monthly cash compensation        164        2          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to a consultant for services rendered                              50        1          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors for services rendered                   22       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Conversion of non-voting common stock to voting common stock                       1,050       10      (1,050)      (10)
-----------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                                --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Net loss                                                                              --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996                                                       37,285     $373          --    $   --
-----------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                                 15       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Restricted shares forfeited by employees                                             (20)      --          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions                   29       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors for services rendered                   84        1          --        --
-----------------------------------------------------------------------------------------------------------------------
Conversion of preferred stock to common stock                                         36       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares at $0.625 upon exercise of stock options                           75        1          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to the Company's former CEO in connection with
CEO's resignation                                                                    500        5          --        --
-----------------------------------------------------------------------------------------------------------------------
Shares sold to the Company's former CEO pursuant to transition agreements
in connection with CEO's resignation                                                 533        5          --        --
-----------------------------------------------------------------------------------------------------------------------
Shares sold to Company's current CEO pursuant to an employment agreement           1,143       12          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to Company's current CEO as bonus pursuant to an
employment agreement                                                                 229        2          --        --
-----------------------------------------------------------------------------------------------------------------------
Shares sold to a Board Director pursuant to the 1997 Directors Stock
Purchase Plan                                                                        500        5          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of shares to employees as special year-end bonus                            169        2          --        --
-----------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend--$0.36 per share                                 --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                            --       --          --        --
-----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997                                                       40,578     $406          --    $   --
-----------------------------------------------------------------------------------------------------------------------




                                                                          Convertible      Additional                    Total
                                                                         Preferred Stock     Paid-In    Accumulated  Shareholders'
                                                                         Shares   Amount     Capital      Deficit   Equity (Deficit)
                                                                        -------- -------- ------------ -----------------------------
Balances, December 31, 1994                                                400      $ 4     $221,113    $ (126,136)    $  95,334
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with acquisition of MLN                    --       --        1,497            --         1,500
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                   --       --          558            --           560
------------------------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                       --       --          149            --           150
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions         --       --          603            --           605
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to a bank in connection with the Credit Agreement        --       --          100            --           100
------------------------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                      --       --           --          (144)         (144)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                    --       --           --       (41,775)      (41,775)
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                                                400      $ 4     $224,020    $ (168,055)    $  56,330
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares in connection with a prior acquisition                   --       --          996            --         1,000
------------------------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                       --       --          350            --           351
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions         --       --          544            --           548
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain executives in lieu of monthly
cash compensation                                                           --       --          108            --           110
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to a consultant for services rendered                    --       --           43            --            44
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors for services rendered         --       --           17            --            17
------------------------------------------------------------------------------------------------------------------------------------
Conversion of non-voting common stock to voting common stock                --       --           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend - $0.36 per share                      --       --           --          (144)         (144)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                    --       --           --       (92,944)      (92,944)
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996                                                400      $ 4     $226,078    $ (261,143)    $ (34,688)
------------------------------------------------------------------------------------------------------------------------------------
Restricted shares issued to employees                                       --       --          237            --           237
------------------------------------------------------------------------------------------------------------------------------------
Restricted shares forfeited by employees                                    --       --          (45)           --           (45)
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares for Company's 401(k) plan matching contributions         --       --           49            --            49
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors for services rendered         --       --           63            --            64
------------------------------------------------------------------------------------------------------------------------------------
Conversion of preferred stock to common stock                              (36)      --           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares at $0.625 upon exercise of stock options                 --       --           46            --            47
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to the Company's former CEO in connection with
CEO's resignation                                                           --       --          214            --           219
------------------------------------------------------------------------------------------------------------------------------------
Shares sold to the Company's former CEO pursuant to transition
agreements in connection with CEO's resignation                             --       --          295            --           300
------------------------------------------------------------------------------------------------------------------------------------
Shares sold to Company's current CEO pursuant to an
employment agreement                                                        --       --          488            --           500
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to Company's current CEO as bonus pursuant
to an employment agreement                                                  --       --           98            --           100
------------------------------------------------------------------------------------------------------------------------------------
Shares sold to a Board Director pursuant to the 1997 Directors
Stock Purchase Plan                                                         --       --          276            --           281
------------------------------------------------------------------------------------------------------------------------------------
Issuance of shares to employees as special year-end bonus                   --       --          253            --           255
------------------------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock dividend--$0.36 per share                       --       --           --          (138)         (138)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                  --       --           --           536           536
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997                                                364      $ 4     $228,052    $ (260,745)    $ (32,283)
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

18 & 19

Statements of Cash Flows
Unilab Corporation December 31, 1997

(in thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                                   For the years ended December 31,
                                                                                1997            1996            1995
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                                          $    536        $ (92,944)       $(41,775)
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
 Amortization and depreciation                                                8,885           11,491           9,614
 Provision for doubtful accounts                                             15,663           14,180          12,017
 Equity in earnings of affiliate                                                 --               --            (250)
 Loss on sale of equity investment                                               --               --          36,499
 Loss on sale of promissory note                                                 --            4,529              --
 Writeoff of goodwill and customer lists                                         --           61,645              --
 Extraordinary item - loss on early extinguishment of debt                       --            3,451           1,732
Net changes in assets and liabilities affecting operations,
net of acquisitions:
 Increase in Accounts receivable                                            (14,967)         (11,125)        (21,950)
 (Increase) decrease in Inventory of supplies                                  (207)            (243)             72
 Decrease in Prepaid expenses and other current assets                          407              117             382
 (Increase) decrease in Other assets                                         (1,107)             229            (438)
 Increase (decrease) in Accounts payable and accrued liabilities             (7,221)           1,112          (3,251)
 Increase (decrease) in Accrued payroll and benefits                            816            1,504             (59)
 Other                                                                          910              926               7
---------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                              3,715           (5,128)         (7,400)
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Borrowings under third party debt                                                --          123,490          51,400
Payments of third party debt                                                 (1,776)        (104,772)        (18,776)
Financing costs under the Senior Notes and Receivables Financing                 --           (4,932)             --
Financing costs under credit agreement                                           --               --          (3,325)
Proceeds from the sale of stock                                                 581               --              --
Proceeds from exercise of options                                                47               --              --
Other                                                                          (236)              --            (244)
---------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                             (1,384)          13,786          29,055
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Capital expenditures                                                         (1,935)          (3,948)         (4,435)
Payments for acquisitions, net of cash acquired                              (1,824)          (2,700)        (31,401)
Net cash proceeds from sale of equity investment and promissory note             --           11,000          13,000
Other                                                                            --               --            (240)
---------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                             (3,759)           4,352         (23,076)
---------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents        (1,428)          13,010          (1,421)
Cash, Restricted Cash and Cash Equivalents - Beginning of Year               13,080               70           1,491
---------------------------------------------------------------------------------------------------------------------
Cash, Restricted Cash and Cash Equivalents - End of Year                   $ 11,652        $  13,080        $     70
---------------------------------------------------------------------------------------------------------------------

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

b. Principles of Consolidation

   The financial statements include the accounts of the Company in 1997 and 1996 and the Company and its subsidiaries in 1995. All significant intercompany transactions have been eliminated. The Company's investment in a 40 percent-owned affiliate prior to its disposition effective June 30, 1995 was accounted for on the equity method.

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

f. Fair Value of Financial Instruments and
   Concentration of Credit Risk

   The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. The Company's $120.0 million of senior notes approximate fair value based on quotes from brokers. The Company believes that its non-bank indebtedness approximates fair value based on current yields for debt instruments of similar quality and terms.

   Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's client base. However, the Company provides services to certain patients covered by various third-party payors, including the Federal and California Medicare/Medicaid programs. Revenue, net of contractual allowances, from direct billings under Federal and California Medicare/Medicaid programs during each of the years ended December 31, 1997, 1996 and 1995 approximated 25-30% of revenue.

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

h. Goodwill

   Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired and is amortized using the straight-line method. Goodwill is amortized over 40 years for acquisitions completed prior to January 1, 1995. Effective January 1, 1995, the Company changed its estimate of amortization arising from acquisitions completed after that date to a 20 year period. The effect of this change in estimate in 1995 was to increase amortization expense by approximately $0.5 million and decrease net income by $0.5 million or $0.01 per common share. At each balance sheet date, the Company evaluates the realizability of goodwill based upon the Company's expectations of undiscounted cash flows from each operating unit having a material goodwill balance. Goodwill is adjusted, if necessary, if such analysis indicates that a permanent decline in value below the current unamortized historical cost has occurred.

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

Notes to Financial Statements


j. Income Taxes

   The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis for financial reporting purposes and the basis for tax purposes, in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes".

k. Earnings Per Common Share

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings Per Share," which requires the disclosure of a basic and diluted earnings per share. The implementation of FAS 128 had no impact on the calculation of earnings per share previously reported for the years ended December 31, 1996 and 1995.

   Basic earnings per common share has been computed by dividing the net income
(loss) less preferred dividends by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was 39.9 million,
36.8 million and 35.9 million for the years ended December 31, 1997, 1996 and 1995 respectively.

   Diluted earning per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued. No dilutive securities existed in 1996 or 1995. In 1997, the weighted average number of dilutive stock options were 0.6 million, which would have had no effect on the basic earnings per share calculation. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

   Options to purchase 2.9 million shares of common stock at prices ranging from $1.19 to $6.875 were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price for the year of the Company's common shares.

l. Cash and Cash Equivalents

   For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. Property and Equipment, Net and
   Other Intangible Assets

   Property and equipment, net consists of the following:


                                          December 31,
(in thousands)                          1997        1996
----------------------------------------------------------
Buildings                            $ 3,166     $ 3,166
Leasehold improvements                 5,236       4,954
Laboratory and other equipment        29,700      28,593
Furniture and fixtures                 3,391       3,038
----------------------------------------------------------
                                      41,493      39,751
----------------------------------------------------------
Less accumulated depreciation and
amortization                          28,333      22,487
----------------------------------------------------------
                                     $13,160     $17,264
----------------------------------------------------------

   Depreciation expense was approximately $6.0 million in 1997, $5.0 million in 1996 and $4.0 million in 1995.

   Other intangible assets consist of the following:


                                          December 31,
(in thousands)                         1997        1996
----------------------------------------------------------
Customer lists                       $7,675      $7,675
Covenants not to compete                300       2,495
Other                                    --         281
----------------------------------------------------------
                                      7,975      10,451
----------------------------------------------------------
Less accumulated amortization         5,244       6,814
----------------------------------------------------------
                                     $2,731      $3,637
----------------------------------------------------------

   Amortization expense for goodwill, other intangible assets and certain other deferred costs was approximately $2.9 million in 1997, $6.5 million in 1996 and $5.6 million in 1995.


3. Acquisitions

   On May 16, 1995, the Company acquired all the outstanding stock of MLN Holding Acquisition Co., the parent company of Medical Laboratory Network, Inc. ("MLN") for $31.0 million in cash, $1.5 million or 307,299 shares in Unilab common stock and warrants to acquire 200,000 shares of the Company's common stock at an exercise price of $6.00 per share. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the assets acquired based on their fair value at the date of acquisition and the difference between the cost of acquiring MLN and the fair value of the net assets acquired of approximately $31.0 million was treated as goodwill for accounting purposes. In connection with the integration of the acquired MLN operations with those of Unilab, the Company recorded liabilities of approximately $3.4 million, of which $1.2 million was recognized as an acquisition related charge in the statement of operations. Such liabilities primarily related to severance costs of $0.6 million for the reduction in headcount of approximately 100 employees, $1.8 million related to lease obligations primarily from the closure and

Notes to Financial Statements


downsizing of facilities and approximately $1.0 million for other varied integration activities. At December 31, 1997, approximately $0.7 million of liabilities were outstanding, principally related to future lease obligations, of which $0.4 million has been included in non-current liabilities. The statements of operations include the results of MLN since the date of acquisition.

   The following unaudited pro forma results of operations for the year ended December 31, 1995 (in thousands except per share data) have been prepared as if the acquisition of MLN occurred on January 1, 1994:

----------------------------------------------------------
Revenue                                          $198,073
----------------------------------------------------------
Net loss                                         (37,774)
----------------------------------------------------------
Net loss available to common shareholders        (37,918)
----------------------------------------------------------
Net loss per share                               $ (1.05)
----------------------------------------------------------

   The historical financial results of Unilab for 1995 have been adjusted primarily for the full year historical results of MLN, an increase in interest expense due to the additional debt incurred to purchase MLN and cost savings of approximately $2.9 million in 1995 from the integration of the MLN operations into Unilab. The pro forma information does not include the integration charge of $1.2 million and the extraordinary item of $1.7 million recorded in 1995.

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

   The $4.0 million managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the resignation of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January. At December 31, 1997, approximately $1.4 million of liabilities were outstanding, of which $0.2 million has been included in non-current liabilities.

5. Legal and Acquisition Related Charges

   During the third quarter of 1996, the Company recorded charges of $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. The Company has remaining payments to the U.S. Government of $650,000 due March 1 and September 1, 1998, $500,000 due March 1, 1999 and approximately $324,000 due on September 1, 1999. All deferred payments to the U.S. Government bear interest at approximately 5.2 percent. In addition, Unilab paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

   In December 1993, the Company was named as a defendant in The Trylon Corporation v. MetWest Inc., Unilab Corporation and Does 1 through 30. The lawsuit alleged that Unilab breached a contract, and the implied covenants of good faith and fair dealing in connection with that contract with respect to the sales, marketing and distribution of blue white speculite lightsticks, a product designed for use in connection with PAP smears to screen for cervical cancer and precancerous conditions in women. Plaintiff sought an unspecified amount of damages. In February 1994, the case was referred to arbitration in accordance with the arbitration clause of the contract between the parties. In September 1995, the arbitrator rendered an award in favor of The Trylon Corporation ("Trylon") of approximately $437,000. In November 1995, the arbitrator reduced the award to Trylon to approximately $374,000 (comprised of approximately $313,000 principal award plus interest of approximately $61,000) and granted Trylon's request for payment of legal fees of approximately $1.4 million. The Company recorded a $1.2 million charge during the first quarter of 1995 related to the expected cost, consisting primarily of legal fees, in defending itself against such lawsuit and another $2.0 million charge during the fourth quarter of 1995 reflecting the costs associated with the conclusion of this arbitration, including the fees of Trylon's counsel and counsel for the Company.

   In connection with the MLN acquisition, the Company recorded a charge of approximately $1.2 million in the second quarter of 1995 related primarily to the integration of the acquired MLN operations with those of the Company.

Notes to Financial Statements


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


7. Income Taxes

   Income (loss) before income taxes for domestic and foreign operations is as follows:

                                 Years Ended December 31,
(in thousands)                 1997       1996       1995
----------------------------------------------------------
Domestic                       $536   $(92,944)  $(42,025)
Foreign                          --         --        250
----------------------------------------------------------
                               $536   $(92,944)  $(41,775)
----------------------------------------------------------

   The provision for income taxes is as follows:

                                 Years Ended December 31,
in thousands)                  1997       1996       1995
----------------------------------------------------------
Current:
----------------------------------------------------------
Federal                        $ --      $ --       $ --
----------------------------------------------------------
State                            --        --         --
----------------------------------------------------------
                               $ --      $ --       $ --
----------------------------------------------------------

   A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                       Years Ended December 31,
(in thousands)                                       1997       1996       1995
-------------------------------------------------------------------------------
Computed income taxes at U.S.
statutory rate                                      $ 188    $(31,601) $(14,204)
-------------------------------------------------------------------------------
Amortization and write off of goodwill
and intangible assets disallowed for
income tax purposes                                   420       1,140       959
-------------------------------------------------------------------------------
Capital and operating losses with
no tax benefit                                         --      30,461    13,245
-------------------------------------------------------------------------------
Other                                                (608)         --        --
-------------------------------------------------------------------------------
                                                    $  --    $     --        --
-------------------------------------------------------------------------------

   Temporary differences and carryforwards, excluding the capital loss carryforward discussed below, which give rise to deferred tax assets are as follows:

                                           December 31,
(in thousands)                          1997       1996
----------------------------------------------------------
Bad debt reserve                     $ 2,563    $  2,382
Intangible assets                     11,752      13,396
Property and equipment                   383         820
Accrued liabilities                    2,254       4,142
Net operating loss carryforwards      21,761      18,825
----------------------------------------------------------
                                      38,713      39,565
----------------------------------------------------------
Valuation allowance                  (38,713)    (39,565)
----------------------------------------------------------
                                     $    --    $     --
----------------------------------------------------------

   The realization of the deferred tax assets at December 31, 1997 is dependent upon the Company having future taxable income. A valuation allowance has been provided against the entire deferred tax asset balance at December 31, 1997 and 1996. Approximately $6.4 million of benefit, if any, to be recorded from the recognition of the deferred tax assets would reduce the amount of goodwill recorded from certain acquisitions.

   In addition, the Company has a capital loss of approximately $36.5 million from the sale of its equity investment in UGL. The capital loss can only be utilized by the Company to the extent it offsets capital gains generated. A valuation allowance has also been entirely provided against the available capital loss at December 31, 1997 and 1996.

   The Company has net operating loss and capital loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2012 and 2000, respectively. At December 31, 1997, available net operating loss and capital loss carryforwards for U.S. tax purposes were approximately $64.0 million and $36.5 million, respectively. Net operating loss carryforwards for California state tax purposes were approximately $32.1 million.


8. Investment In and Loss Upon
   Sale of Equity Affiliate

   Effective November 10, 1993, the Company acquired a 40% interest in Unilabs Group Limited ("UGL") a European-based clinical laboratory company. The unaudited results of operations and the financial position of UGL prior to its disposition effective June 30, 1995, as described below, are summarized as follows:

                                             December 1,
                                                1994-
                                               May 31,
(amounts in thousands)                          1995
----------------------------------------------------------
Condensed income statement information:
Revenue                                     $43,292
Operating income                              6,260
Net income                                    3,854
----------------------------------------------------------

Notes to Financial Statements


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


9. Long-Term Debt

   Long-term debt consists of the following:

                                                       December 31,
(amounts in thousands)                               1997          1996
-----------------------------------------------------------------------
Senior Notes, interest at 11.0 percent pay-
able semi-annually                               $119,253      $119,162
Obligation under capital lease collateralized
by land and building with interest due
through 2004                                        3,054         3,184
Obligations under capital leases
collateralized by equipment with interest
due through 1999                                    3,789         5,526
-----------------------------------------------------------------------
                                                  126,096       127,872
Less--current portion                               1,811         1,752
-----------------------------------------------------------------------
                                                 $124,285      $126,120
-----------------------------------------------------------------------

   In March 1996, the Company completed an offering of $120.0 million of senior notes (the "Senior Notes"). The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and revolving line of credit facility (the "Old Credit Facility") in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

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

   The Senior Notes were issued at a discount of 99.242% per note. The aggregate discount on the Senior Notes approximated $0.9 million and is charged to operations as additional interest expense over the life of the Senior Notes using the interest method. At December 31, 1997, the unamortized discount approximated $0.7 million.

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

Notes to Financial Statements


to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

   As of December 31, 1997, the Company had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. The Company was in compliance with such covenants in 1997. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

   In connection with the Company's workers compensation and automobile liability insurance policies, the Company issued letters of credit in the aggregate amount of $0.9 million. The letters of credit were collateralized by cash equivalents in the same amount. Accordingly, $0.9 million was shown as restricted cash at December 31, 1996. During 1997, the Company eliminated the letters of credit and secured the workers compensation and automobile liability insurance policies through cash collateral agreements. Such cash collateral agreements approximated $0.7 million at December 31, 1997 and are included in other assets in the balance sheets.

   At December 31, 1997, future scheduled principal payments of long-term debt are as follows (in thousands):

----------------------------------------------------------
 Years ending December 31,
----------------------------------------------------------
1998                                             $  1,811
1999                                                1,205
2000                                                1,558
2001                                                  442
2002                                                  562
Thereafter                                        120,518
----------------------------------------------------------
                                                 $126,096
----------------------------------------------------------

10. Capital Shares, Stock Options and Warrants

a. Convertible Preferred Stock

   As of December 31, 1997, the Company has authorized 20,000,000 shares of preferred stock at $.01 par value. The Board of Directors of the Company will determine, among other things, the number of shares, voting rights, dividend rates, liquidation preferences, and redemption and conversion privileges of each series of such preferred stock. As of December 31, 1997, 18,600,000 shares for which no series has been designated were authorized and unissued.

   The Company has 364,000 shares of convertible preferred stock outstanding at December 31, 1997. Holders of the convertible preferred stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends at an annual rate of $0.36 per share, payable semi-annually on June 30 and December 30 in each year. The convertible preferred stock is convertible on a share for share basis into shares of the Company's common stock, at the holder's option, at any time from and after November 10, 1996. 36,000 shares of preferred shares were converted into common stock during 1997. In addition, the convertible preferred stock has a per share liquidation preference of $5.75 per share and the Company has the right at its sole option to redeem the shares any time after November 10, 1998, in whole or in part, at a redemption price of $5.75 per share plus an amount equal to all declared and unpaid dividends thereon to the redemption date.

b. Non-Voting Common Stock

   At the Company's May 1996 annual meeting of stockholders, an amendment to the Company's Certificate of Incorporation was approved and adopted by stockholders permitting the holder of all the 1,050,000 outstanding shares of the Company's non-voting common stock to convert such shares into regular voting common stock. In July 1996, all of the outstanding shares of non-voting stock were converted into shares of the Company's voting common stock on a share for share basis.

c. Restricted Stock

   The Company granted 15,000 restricted shares, 99,500 restricted shares and 117,500 restricted shares of common stock to certain employees at no cost in 1997, 1996 and 1995, respectively. The outstanding restricted shares vest ratably each year on their anniversary date and become fully vested after a period of two to five years. The cost of the restricted shares, based on the share's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At December 31, 1997, 228,500 restricted shares were outstanding and approximately $192,000, $351,000 and $150,000 was amortized to expense in 1997, 1996 and 1995, respectively.

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

Notes to Financial Statements


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

   The 1996 Option Plan is administered by a committee of the Board of Directors (the "Administrator"). The number of options or awards granted, exercise price, vesting and term will be determined by the Administrator. At December 31, 1997 and 1996, 2,202,334 and 747,167 options, respectively, were outstanding under the aggregate of the 1996 Option Plan, the 1995 Option Plan and the Key Executive Plan.

   Stock Program For Directors

   In April 1997, the Company reserved 1,500,000 shares under a plan whereby members of the Company's Board of Directors may purchase common shares at the then current market price of the shares (the "1997 Directors Stock Purchase Plan"). 500,000 shares were purchased in 1997 and 1,000,000 shares remain outstanding under the 1997 Directors Stock Purchase Plan at December 31, 1997.

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

   At December 31, 1997 and 1996, 200,000 and 120,000 options, respectively, were outstanding under the aggregate of the 1996 and 1995 Directors Plans.

   Other

   Prior to the adoption of the 1996 Option Plan and the 1996 Directors Plan, the Company's Board of Directors also authorized the grant of nonqualified stock options to individuals.

   Information regarding the Company's stock option plans and nonqualified stock options as of December 31, 1995, 1996 and 1997, and changes during the years ending on those dates is summarized as follows:

                                          Weighted-Average
                                   Shares   Exercise Price
----------------------------------------------------------
December 31, 1994               2,531,500          $  5.65
----------------------------------------------------------
Granted                           992,000             4.87
Exercised                              --               --
Forfeited                         (45,000)            7.18
----------------------------------------------------------
December 31, 1995               3,478,500          $  5.40
----------------------------------------------------------
Granted                           681,500             2.11
Exercised                              --               --
Forfeited                        (280,500)            5.56
----------------------------------------------------------
December 31, 1996               3,879,500          $  4.73
----------------------------------------------------------
Granted                         1,751,000             0.62
Exercised                         (75,000)            0.63
Forfeited                        (999,166)            4.76
----------------------------------------------------------
December 31, 1997               4,556,334             3.21
----------------------------------------------------------

   In addition, 105,000 options were repriced from a weighted average price of $5.16 to $2.19 during 1996. The options outstanding at December 31, 1997 expire in various years through the year 2007. Options exercisable at December 31, 1997, 1996 and 1995 were 2,940,907, 3,049,255 and 2,621,000, respectively.

   The weighted average fair value of options granted during 1997, 1996 and 1995 were $0.55, $1.90 and $4.12, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.9 percent, 6.1 percent and
7.4 percent; expected lives of 9.09 years, 8.49 years and 7.03 years; expected volatility of 91.7 percent, 95.60 percent and 99.07 percent and no dividends would be issued during the option terms.

Notes to Financial Statements


   Information about stock options outstanding at December 31, 1997 is summarized as follows:

                               Options Outstanding
--------------------------------------------------------------------------------
                              Number      Weighted-Average          Weighted-
Range of                 Outstanding             Remaining            Average
Exercise Prices          at 12/31/97       Contracted Life     Exercise Price
--------------------------------------------------------------------------------
$0.438 to $2.0             1,838,000            8.6 years              $ 0.75
$2.063 to $4.0               534,167            7.4                    $ 2.30
$4.125 to $6.875           2,184,167            6.0                    $ 5.48
--------------------------------------------------------------------------------
                           4,556,334            7.2                    $ 3.21
--------------------------------------------------------------------------------

                               Options Outstanding
--------------------------------------------------------------------------------
                                                    Number
Range of                                       Exercisable    Weighted-Average
Exercise Prices                                at 12/31/97      Exercise Price
--------------------------------------------------------------------------------
$0.438 to $2.0                                     412,666              $ 1.15
$2.063 to $4.0                                     404,417              $ 2.33
$4.125 to $6.875                                 2,123,824              $ 5.50
--------------------------------------------------------------------------------
                                                 2,940,907              $ 4.46
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

                                                Years Ended December 31,
(in thousands)                          1997             1996              1995
--------------------------------------------------------------------------------
Net income         As Reported        $  536         $(92,944)         $(41,775)
(loss)             Pro Forma          $ (508)        $(94,391)         $(43,549)
--------------------------------------------------------------------------------
Net income
(loss)             As Reported        $ 0.01         $  (2.53)         $  (1.17)
per share          Pro Forma          $(0.01)        $  (2.57)         $  (1.22)
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


11. Related Party Transactions

   The Company sold 533,333 shares, valued at $0.3 million at the time of issuance, to its former CEO pursuant to transition agreements between the former CEO and the Company in connection with the CEO's resignation in January 1997. The Company extended a $0.5 million loan to its current CEO for the purchase of
1.1 million shares of the Company's common stock in January 1997. The CEO repaid $250,000 of the loan during the year and the remaining $250,000 is due in January 2002. The loan bears interest at 6% and is payable quarterly. In addition, in 1997, the Company sold 500,000 shares, valued at approximately $0.3 million at the time of issuance, to a director of the Company pursuant to the 1997 Directors Stock Purchase Plan. Each of these transactions were consummated at the then prevailing market price of the Company's common stock.

   In 1995, the Company sold its equity investment in UGL to UGL for $30.0 million (see Note 8). In addition, a $2.0 million subordinated note to UGL issued in 1993 was assumed by UGL as part of the sale of the Company's equity investment in 1995.

   The Company extended a loan of $1.0 million in 1992 to the Company's then Chief Executive Officer ("Former CEO") for the purchase of a residence in connection with the officer's relocation to California. During 1994, the Former CEO borrowed $0.5 million from a bank and used such proceeds to reduce his outstanding loan to the Company. This loan is guaranteed by the Company. In January 1997, in connection with the termination of the Former CEO, the outstanding loan balance of $0.5 million was forgiven and the Former CEO has agreed to sell the

Notes to Financial Statements


residence and use the sales proceeds to first reduce his loan balance from the bank. Upon repayment of the loan, the Company will be released from its guarantee of such debt. In addition, the Company guaranteed another loan of $0.4 million at December 31, 1997 made by a bank to an executive of the Company. The loan was used to purchase a residence and such residence serves as collateral for the Company's guarantee.


12. Commitments and Contingencies

    Property and equipment leased under capital leases is as follows:

                                         December 31,
(in thousands)                         1997        1996
----------------------------------------------------------
Building                             $3,100      $3,100
Laboratory and other equipment        7,283       7,957
Less--Accumulated amortization        5,158       3,760
----------------------------------------------------------
Net leased property under capital
leases                               $5,225      $7,297
----------------------------------------------------------

    As of December 31, 1997, future minimum rental payments required under capital and operating leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

                                      Capital    Operating
(in thousands)                        leases       leases
----------------------------------------------------------
1998                                  $2,632      $ 7,736
1999                                   1,854        5,207
2000                                   2,039        3,448
2001                                     782        2,268
2002                                     822        1,788
Thereafter                             1,457        2,133
----------------------------------------------------------
Total minimum lease payments           9,586      $22,580
Less: Amount representing interest     2,743
----------------------------------------------------------
Present value of net minimum lease
payments                              $6,843
----------------------------------------------------------

    Rental expense for operating leases was approximately $10.2 million, $9.6 million and $9.4 million in 1997, 1996 and 1995, respectively.

    The Company has employment agreements with its principal officers and certain other key employees. Such agreements expire at various dates through November 10, 1998 and automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. In addition, the agreements for certain employees provide for annual deferred compensation equal to 8% of the employees' cash compensation (inclusive of bonuses) for the year. The aggregate commitment under these agreements, excluding bonuses and any deferred compensation related thereto, is approximately $3.0 million. The Company may terminate the employment agreements without cause on specified advance notice by providing severance pay equal to one to two times, depending on the employee, the current base salary plus certain other benefits.

    In addition, the employment agreements grant these employees the right to receive two times their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a change in control of the Company (as defined) and a termination of such employees or certain other events within two years thereafter. The maximum contingent liability upon a change in control, excluding any bonus, deferred compensation, continuation of benefits or acceleration of stock options, is approximately $4.6 million.

    The Company is party to certain legal proceedings considered incidental to its business. Although the ultimate disposition of these legal proceedings is not determinable, management does not believe that the ultimate outcome of such legal proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.


13. Benefit Plans

    The Company provides a savings plan under Section 401(k) of the Internal Revenue Code covering most employees. The expense related to Company contributions to the plan totaled approximately $0.1 million, $0.5 million and $0.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Effective January 1, 1995, the Company contributions, which were previously made in cash, were made in shares of Unilab common stock. From September 1, 1996 to September 30, 1997, the Company discontinued its matching contributions. Effective October 1, 1997, the Company partially re-instated its matching contributions. Such contributions were made in shares of Unilab common stock. Effective January 1, 1998, the Company plans to make Company contributions in cash, which will be used to purchase Company common stock by the plan's trustee.

    Effective January 1, 1995, the Company adopted the Unilab Corporation Executive Retirement Plan (the "SERP"), an unfunded defined contribution plan, for the benefit of designated key employees. The benefit earned each year is issued into participants' account through memorandum shares, which represent rights to receive stock of the Company at a future date. The SERP limits the aggregate number of shares issued annually to 200,000 shares and the memorandum shares granted each year vest ratably over a three year period. As of December 31, 1997, 307,067 memorandum shares were outstanding, of which 173,446 were vested at December 31, 1997. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. Compensation expense is recorded each year for the amount of shares that vest and changes in the price of the Company's common stock. Pension

Notes to Financial Statements


(income) expense for the SERP was approximately, $271,000, ($153,000) and $207,000 in 1997, 1996 and 1995, respectively. At December 31, 1997, the accumulated obligation recognized as a liability in the balance sheet was approximately $325,000. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.6% and 3.8% in 1997, 6.1% and 3.8% in 1996 and 7.9% and 5.5%
in 1995.


14. Supplemental Disclosures of Cash Flow Information
--------------------------------------------------------------------------------
                                                Years Ended December 31,
(in thousands)                             1997           1996          1995
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest                                $14,063        $12,139      $ 9,253
Income taxes                                  1              9            3
Supplemental Disclosure of
Noncash Investing and
Financing Activities:
Restricted shares of common
stock issued to employees                    16            107          598
Shares issued for Company's
401(k) plan matching
contributions                                49            548          605
Shares issued to a bank in
connection with the Credit
Agreement                                    --             --          100
Shares issued to certain Board
Directors and a consultant for
services rendered                            64             61           --
Payment of purchase price for a
prior acquisition in common
shares                                       --          1,000          560
--------------------------------------------------------------------------------
In connection with business
acquisitions, liabilities were
assumed as follows:
Fair value of assets acquired           $    --        $    --      $42,697
Cash paid                                    --             --      (31,401)
Value of common stock issued                 --             --       (1,500)
--------------------------------------------------------------------------------
Liabilities assumed                     $    --        $    --      $ 9,796
--------------------------------------------------------------------------------

    During 1997, the Company issued 500,000 shares, valued at $0.2 million at the time of issuance, to the Company's former CEO in connection with the CEO's resignation. In 1997, the Company also issued 228,571 shares, valued at $0.1 million at the time of issuance, to the Company's current CEO as a bonus pursuant to an employment agreement. In addition, the Company issued in 1997 approximately 169,000 shares, valued at $0.3 million at the time of issuance, to all full-time employees as a special year-end bonus.

    In the fourth quarter of 1996, the Company wrote off $61.7 million of goodwill and customer lists. In connection with the Company's sale of its equity investment, UGL assumed the Company's $2.0 million subordinated note to UGL and the Company recorded non-cash interest income of $750,000 in 1995 on the $15.0 million promissory note due from UGL and UniHolding.

    In 1995, capital lease obligations of approximately $4.0 million were incurred when the Company entered into leases for new equipment and computer software.


15. Quarterly Financial Data (unaudited)

    Summarized unaudited quarterly financial data for 1997 and 1996 (in thousands, except per share data) is as follows:

                                            Year Ended December 31, 1997
                                     First      Second        Third       Fourth
                                   Quarter     Quarter      Quarter      Quarter
--------------------------------------------------------------------------------
Revenue                            $53,033     $54,027      $54,238      $52,703
--------------------------------------------------------------------------------
Direct laboratory and field
expenses:
 Salaries, wages and benefits       17,820      17,352       17,174       16,748
 Supplies                            7,551       7,616        7,488        7,203
 Other operating expenses           13,982      14,593       14,649       13,766
  Total                             39,353      39,561       39,311       37,717
--------------------------------------------------------------------------------
Amortization and
depreciation                         2,153       2,312        2,210        2,210
--------------------------------------------------------------------------------
Selling, general and
administrative expenses              9,155       8,539        8,491        8,385
--------------------------------------------------------------------------------
Operating income                     2,372       3,615        4,226        4,391
--------------------------------------------------------------------------------
Net income (loss)                   (1,135)         54          691          926
--------------------------------------------------------------------------------
Net income (loss)
available to
common shareholders                 (1,171)         18          655          896
--------------------------------------------------------------------------------
Per common share data:
Net income (loss)                  $  0.03)    $  0.00      $  0.02       $ 0.02
--------------------------------------------------------------------------------
Price Range:
 High                                0.875       1.125        1.813        2.125
--------------------------------------------------------------------------------
 Low                                 0.438       0.563        1.125         1.50
--------------------------------------------------------------------------------

Notes to Financial Statements

                                          Year Ended December 31, 1996
                                    First      Second        Third       Fourth
                                  Quarter     Quarter      Quarter      Quarter
--------------------------------------------------------------------------------
Revenue                          $51,541      $52,058      $52,670      $48,948
--------------------------------------------------------------------------------
Direct laboratory and field
expenses:
 Salaries, wages and benefits    17,605        17,291       17,912       18,061
 Supplies                         6,600         7,152        7,562        7,317
 Other operating expenses        13,033        13,366       14,114       14,159
  Total                          37,238        37,809       39,588       39,537
--------------------------------------------------------------------------------
Legal and acquisition charges        --            --        4,940           --
--------------------------------------------------------------------------------
Restructuring charges                --            --           --       65,655
--------------------------------------------------------------------------------
Amortization and
depreciation                      2,819         2,905        2,921        2,846
--------------------------------------------------------------------------------
Selling, general and
administrative expenses          10,984        10,871       10,606        9,340
--------------------------------------------------------------------------------
Operating income (loss)             500           473       (5,385)     (68,430)
--------------------------------------------------------------------------------
Loss before
extraordinary item               (1,890)       (2,686)      (8,535)     (76,382)
--------------------------------------------------------------------------------
Net loss                         (5,341)       (2,686)      (8,535)     (76,382)
--------------------------------------------------------------------------------
Net loss available to
common shareholders              (5,377)       (2,722)      (8,571)     (76,418)
--------------------------------------------------------------------------------
Per common share data:
Net loss before
extraordinary item               $(0.05)       $(0.07)      $(0.23)      $(2.08)
Net loss                         $(0.15)       $(0.07)      $(0.23)      $(2.08)
--------------------------------------------------------------------------------
Price Range:
 High                             2.625         2.125        1.375         0.75
--------------------------------------------------------------------------------
 Low                               1.50          1.50        0.563        0.375
--------------------------------------------------------------------------------

Fourth Quarter - 1997

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

Report of Independent Public Accountants
Unilab Corporation December 31, 1997


To the Board of Directors and Shareholders of Unilab Corporation

    We have audited the accompanying balance sheets of Unilab Corporation (a Delaware corporation) as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


/s/ Arthur Anderson LLP

Los Angeles, California
February 13, 1998

32