Form 10-K, Exhibit 13
period 1998-12-31
UNILAB CORP /DE/
filed 1999-03-24
CIK 899714

Exhibit 13.1

           Management's Discussion & Analysis of Financial Condition
                           and Results of Operations

Results of Operations

Year ended December 31, 1998 compared to year ended December 31, 1997

         Revenue increased to $217.4 million for the year ended December 31, 1998 from $214.0 million for the comparable prior year period, representing an increase of $3.4 million or 1.6%. Approximately $2.9 million of the increase was attributable to revenue generated from the acquisition of Meris Laboratories, Inc. ("Meris"), which was effective as of November 5, 1998. Exclusive of the acquired Meris business, revenue increased $0.5 million, primarily the result of increases in reimbursement levels of $6.3 million offset by decreases in specimen volume of approximately $5.8 million.

         The Company experienced a 3.1% increase, exclusive of the acquired Meris business, in the average reimbursement received for each specimen processed during the year ended December 31, 1998 versus the comparable prior year period. The increase in reimbursement levels is primarily due to increases in rates charged to managed care clients as the Company continues its strategy to only work with managed care clients who are willing to adequately pay for the levels of service they request and the elimination and replacement of the Company's most unprofitable accounts with other reasonably priced business. Exclusive of the acquired Meris business, the Company experienced a 2.8% decrease in the number of specimens processed during the year ended December 31, 1998 versus the comparable prior year period. The decrease in volume was the effect of Medicare requirements for new test panels which led to changes in ordering patterns among physicians, the elimination of some under-performing accounts and the exit from small geographical areas where the Company couldn't achieve significant economies of scale.

         Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $31.8 million for the year ended December 31, 1998 compared to $23.5 million for the comparable prior year period. Without the effect of a $1.2 million impact on EBITDA resulting from the integration period between November 5, 1998 and late December 1998 of the Meris acquisition, EBITDA for the year ended December 31, 1998 would have been $33.0 million.

         Salaries, wages and benefits decreased to $67.7 million for the year ended December 31, 1998 from $69.1 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were 31.2% and 32.3% for the years ended December 31, 1998 and 1997, respectively. Such decrease primarily reflects a reduction in headcount and tight control over the growth in wage increases.

         Supplies expense remained consistent at approximately 14.0% of revenue for the years ended December 31, 1998 and 1997. However, supplies expense per specimen processed has increased slightly in 1998 as the Company started to perform certain more costly tests in-house in late 1997 that were previously sent to outside reference laboratories. Although the Company experienced a slight increase in supplies expense related to bringing this testing in-house, the Company had a positive net benefit as lab subcontracting expenses decreased by more than 10% in the year ended December 31, 1998 from the comparable prior year period.

         Other operating expenses decreased to $53.6 million for the year ended December 31, 1998 from $57.0 million for the comparable prior year period. As a percentage of revenue, other operating expenses were 24.7% and 26.6% for the years ended December 31, 1998 and 1997, respectively. Such decrease was primarily due to reductions in lab subcontracting expenses (see explanation in preceding paragraph) and reductions in outside courier, automobile, telecommunication and insurance expenses, as the Company evaluated all expense line items throughout 1997 and 1998 and streamlined expenses as necessary to achieve cost efficiencies.

         Amortization and depreciation expense decreased to $7.6 million for the year ended December 31, 1998 from $8.9 million for the comparable prior year period primarily due to certain non-compete agreements and laboratory computer equipment becoming fully amortized or depreciated in late 1997 and early 1998.

         Selling, general and administrative expenses decreased to $33.5 million for the year ended December 31, 1998 from $34.6 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 15.4% and 16.2% for the years ended December 31, 1998 and 1997, respectively. Such decrease continued the trend realized by the Company throughout 1997 and relates to a reduction in corporate managerial and administrative positions and streamlining of all operating support services.

         Third party interest expense, net decreased to $13.5 million for the year ended December 31, 1998 from $14.1 million for the comparable prior year period primarily due to the repayment of capital lease obligations.

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

         EBITDA were $23.5 million for the year ended December 31, 1997 compared to $9.2 million for the comparable prior year period (excluding legal and acquisition related and restructuring charges, loss on sale of promissory note and extraordinary item).

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

         During the third quarter of 1996, the Company recorded charges of approximately $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S.Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. Unilab also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

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

Liquidity and Capital Resources

         Net cash provided by operating activities during the year ending December 31, 1998 was $14.0 million and reflects an improvement of $10.3 million over the comparable prior year period when net cash provided by operating activities was $3.7 million. The increase in 1998 was primarily due to the improvement in the Company's operating performance.

         Net cash used by financing activities was $1.8 million for the year ending December 31, 1998, primarily resulting from scheduled principal repayments under capital lease obligations of $1.7 million and the issuance of preferred dividends of $0.1 million.

Net cash  used by  investing  activities  was $3.7  million  for the year  ended
December 31, 1998, resulting from capital expenditures of $3.0 million and payments made on acquisitions completed in 1996 and 1995 of $0.7 million. The Company expects that its capital expenditure requirements, excluding any amounts related to acquisitions, will approximate $4.0 million in 1999.

         In March 1996, the Company completed an offering of $120.0 million of Senior Notes. The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and revolving line of credit facility in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

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

         In connection with the acquisition of Meris, the Company issued a $14.0 million convertible subordinated note, bearing interest at the rate of 7.5% and payable on May 5 and November 5 of each year. The note is subordinated to the Senior Notes and is due in November 2006. The note is convertible into the Company's common stock at a conversion price of $3.00 per share, subject to certain restrictions. In addition, subject to certain restrictions, the note may be redeemed by the Company.

         In July 1996, the Company entered into an agreement with a financial institution whereby it can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

         As of December 31, 1998, the Company had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. The Company was in compliance with such covenants in 1998. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

         The Company had $20.1 million of cash and cash equivalents on hand at December 31, 1998. Management believes that the amount of cash and cash equivalents available at December 31, 1998 and the cash flow expected to be generated from operations will be sufficient for the Company to meet anticipated requirements for working capital, interest payments, capital expenditures, and scheduled principal payments under capital lease and debt obligations for the foreseeable future.

Year 2000

         The Company is in the final stages of upgrading and modifying its laboratory, billing and accounting systems in order for such systems to properly recognize and perform date calculations in the year 2000 (the "year 2000 issue"). The Company spent approximately $400,000 in 1998 and anticipates spending another $100,000 in 1999 for additional hardware, upgraded software and consulting time to enable the Company to properly address the year 2000 issue. The expected cost to fix the year 2000 issue is in line with the Company's original estimates. While the consequences of an incomplete or untimely resolution of the year 2000 issue could have a significant impact on the Company finalizing laboratory results, properly billing the numerous different payor groups and gathering and reporting payroll, accounting and other employee and financial information, the Company believes that it will adequately resolve the year 2000 issue. The Company believes that modifications to laboratory software and equipment and most accounting systems have been completed and the final modifications to the billing and payroll systems will be completed by the end of the first quarter 1999 in order to provide sufficient time for further modifications, if any, prior to the arrival of the year 2000.

         As part of its contingency planning, the Company has standardized the platform and software used to process and report laboratory results during the last several years. In addition, the Company converted the last billing system not on the Company's standard billing platform in 1998. If a problem occurred with the laboratory hardware or software, the Company might have to rely on outside reference laboratories to process specimens until the year 2000 issue was fixed. If the Company had to rely on another location or outside reference laboratory to process specimens, turn around time on test results would be diminished and billings and cash collections from payor groups could be significantly delayed.

         The Company is reliant on the ability of numerous payor groups, primarily insurance companies and government payors, to solve their year 2000 issue in order to process the Company's billings and make appropriate cash remittances. If such payor groups do not properly resolve their year 2000 issues, cash collections could be significantly delayed. In addition, the Company sends less than 2% of its specimens to outside reference laboratories for testing and does not believe it would have difficulty finding another reference laboratory to perform such tests if its current main vendor encounters difficulties with the year 2000 issue. The Company has asked all significant vendors to report in writing to the Company on the status of their year 2000 issue and whether their systems will be compliant in sufficient time to satisfy the Company's current requirements and workflow. The Company reviews such reports regularly and makes modifications to its own planning process, if necessary, based on the reports received from vendors.

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

Forward Looking Statement

         Each of the statements in this Annual Report which are not historical facts may be deemed to be forward looking statements. These forward looking statements contain risks and uncertainties and are subject to change based on various competitive, regulatory, reimbursement, systems and other developments, that could cause the outcome noted in such forward looking statement to be materially different. Further information on various factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998.

                            Statements of Operations

                 (amounts in thousands, except per share data)
----------------------------------------------------------------------------------------
                                                    For the years ended December 31,
                                                     1998           1997       1996
----------------------------------------------------------------------------------------
Revenue                                              $217,370    $214,001     $205,217
----------------------------------------------------------------------------------------
Direct Laboratory and Field Expenses:
  Salaries, wages and benefits                         67,742      69,094       70,869
  Supplies                                             30,671      29,858       28,631
  Other operating expenses                             53,594      56,990       54,672
----------------------------------------------------------------------------------------
                                                      152,007     155,942      154,172

Legal and acquisition related charges                     --           --        4,940
Restructuring charges                                     --           --       65,655
Amortization and depreciation                           7,592       8,885       11,491
Selling, general and administrative expenses           33,530      34,570       41,801
----------------------------------------------------------------------------------------
   Total Operating Expenses                           193,129     199,397      278,059
----------------------------------------------------------------------------------------
Operating Income (Loss)                                24,241      14,604      (72,842)
Other Income (Expenses):
Third party interest, net                            (13,538)     (14,068)     (13,401)
Related party interest, net                               --           --        1,279
Loss on sale of promissory note                           --           --       (4,529)
----------------------------------------------------------------------------------------
Total Other Income (Expenses)                        (13,538)     (14,068)     (16,651)
----------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes
and Extraordinary Item                                10,703          536      (89,493)
Tax Provision                                             --           --          --
----------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item               10,703          536      (89,493)
Extraordinary Item - loss on early
extinguishment of debt                                    --           --        3,451
----------------------------------------------------------------------------------------
Net Income (Loss)                                    $10,703         $536      $(92,944)
----------------------------------------------------------------------------------------
Preferred Stock Dividends                                131          138           144
Net Income (Loss) Available to
Common Shareholders                                  $10,572         $398      $(93,088)
----------------------------------------------------------------------------------------
Basic Earnings Per Share:
Income (Loss) Before Extraordinary Item                $0.26         $0.01      $(2.43)
Extraordinary Item                                      --            --         (0.10)
Net Income (Loss)                                      $0.26         $0.01      $(2.53)
----------------------------------------------------------------------------------------
Diluted Earnings Per Share:
Income (Loss) Before Extraordinary Item                $0.25         $0.01      $(2.43)
Extraordinary Item                                      --            --         (0.10)
Net Income (Loss)                                      $0.25         $0.01      $(2.53)
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                 Balance Sheets
                 (amounts in thousands, except per share data)
---------------------------------------------------------------------------------------
                                                                 December 31,
Assets                                                              1998        1997
---------------------------------------------------------------------------------------
Current Assets:

Cash and cash equivalents                                     $20,137           $11,652

Accounts receivable, net of allowance
  for doubtful accounts  of $10,813 and $9,819
  in 1998 and 1997, respectively                               41,326            36,583

Inventory of supplies                                           3,055             2,811

Prepaid expenses and other current assets                       1,045             1,295
---------------------------------------------------------------------------------------
Total Current Assets                                           65,563            52,341
---------------------------------------------------------------------------------------
Property and Equipment, net                                    11,277            13,160

Goodwill, net of accumulated amortization of $7,754
and $6,368 in 1998 and 1997, respectively                      56,949            43,699

Other Intangible Assets, net                                    2,370            2,731

Other Assets                                                    6,301            6,769
---------------------------------------------------------------------------------------
                                                             $142,460           $118,700
---------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
---------------------------------------------------------------------------------------
Current Liabilities:

Current portion of long-term debt                              $1,206            $1,811

Accounts payable and accrued liabilities                       14,533            15,678

Accrued payroll and benefits                                    6,892             6,302
---------------------------------------------------------------------------------------
Total Current Liabilities                                      22,631            23,791
---------------------------------------------------------------------------------------
Long-Term Debt, net of current portion                        137,170           124,285

Other Liabilities                                               4,026             2,907

Commitments and Contingencies

Shareholders' Equity (Deficit):
Convertible preferred stock,
$.01 par value; Authorized - 20,000 shares;
   Issued and Outstanding - 364 at
   December 31, 1998 and 1997
   Liquidation preference -- $2,093                                4                 4

Common stock, $.01 par value;
Voting - Authorized - 100,000 shares;
Issued and Outstanding - 40,708 and 40,578 at
December 31, 1998 and 1997, respectively                          407               406

Additional paid-in capital                                    228,395            228,052

Accumulated deficit                                          (250,173)          (260,745)
---------------------------------------------------------------------------------------
Total Shareholders' Equity (Deficit)                          (21,367)           (32,283)
---------------------------------------------------------------------------------------
                                                             $142,460           $118,700
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                  Statements of Shareholders' Equity (Deficit)

              For the years ended December 31, 1998, 1997 and 1996
                 (amounts in thousands, except per share data)

                                                                      Voting
                                                                   Common Stock
                                                              Shares         Amount
--------------------------------------------------------------------------------------
Balances, December 31, 1995                                  35,052           $  351
--------------------------------------------------------------------------------------
Issuance of shares in connection
with a prior acquisition                                        413                4

Restricted shares issued to employees                           100                1

Issuance of shares for Company's
401(k) plan matching contributions                              434                4

Issuance of shares to certain executives
in lieu of monthly cash compensation                            164                2

Issuance of shares to a consultant for services rendered         50                1

Issuance of shares to certain Board Directors
for services rendered                                            22               --

Conversion of non-voting common stock
to voting common stock                                        1,050               10

Issuance of preferred stock dividend -- $0.36 per share         --                --
Net loss                                                        --                --
--------------------------------------------------------------------------------------
Balances, December 31, 1996                                  37,285              373
--------------------------------------------------------------------------------------
Restricted shares issued to employees                            15               --

Restricted shares forfeited by employees                        (20)              --

Issuance of shares for Company's 401(k)
plan matching contributions                                      29               --

Issuance of shares to certain Board

Directors for services rendered                                  84                1

Conversion of preferred stock to common stock                    36               --

Issuance of shares at $0.625 upon exercise
of stock options                                                 75                1

Issuance of shares to the Company's former
CEO in connection with CEO's resignation                        500                5

Shares sold to the Company's former CEO
pursuant to transition agreements in connection
with CEO's resignation                                          533                5

Shares sold to Company's current CEO
pursuant to an employment agreement                           1,143               12

Issuance of shares to Company's current CEO
as bonus pursuant to an employment agreement                    229                2

Shares sold to a Board Director pursuant to
the 1997 Directors' Stock Purchase Plan                         500                5

Issuance of shares to employees as special
year-end bonus                                                  169                2

Issuance of preferred stock dividend -- $0.36 per share          --               --

Net income                                                       --               --
--------------------------------------------------------------------------------------
Balances, December 31, 1997                                  40,578             $406
--------------------------------------------------------------------------------------
Issuance of shares to certain Board Directors
for services rendered                                            72               1

Issuance of shares at $0.63 - $2.19 upon
exercise of options                                              19               --

Issuance of shares for Company's 401(k)
plan matching contributions                                      14               --

Restricted shares issued to employees                            17               --

Issuance of shares to part-time employees
as special bonus                                                 8                --

Issuance of preferred stock dividend -- $0.36 per share          --               --

Net income                                                       --               --
--------------------------------------------------------------------------------------
Balances, December 31, 1998                                  40,708             $407
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

  Non-Voting        Convertible        Additional
 Common Stock     Preferred Stock      Paid-In        Accumulated       Total Shareholders'
Shares   Amount   Shares   Amount      Capital        Deficit           Equity (Deficit)
1,050    $10       400      $4          $224,020       $(168,055)            $56,330
--       --        --       --               996              --               1,000
--       --        --       --               350              --                 351
--       --        --       --               544              --                 548
--       --        --       --               108              --                 110
--       --        --       --               43               --                  44
--       --        --       --               17               --                  17
(1,050)  (10)      --       --               --               --                  --
--       --        --       --               --              (144)              (144)
--       --        --       --               --           (92,944)           (92,944)
--       $--       400      $4          $226,078        $(261,143)          $(34,688)
--       --        --       --               237              --                 237
--       --        --       --               (45)             --                (45)
--       --        --       --                49              --                  49
--       --        --       --                63              --                  64
--       --        (36)     --                --              --                  --
--       --        --       --                46              --                  47
--       --        --       --               214              --                 219

--       --        --       --               295              --                 300
--       --        --       --               488              --                 500
--       --        --       --                98              --                 100
--       --        --       --               276              --                 281
--       --        --       --               253              --                 255
--       --        --       --                --             (138)             (138)
--       --        --       --                --              536                536
--       $--       364      $4          $228,052        $(260,745)          $(32,283)
--       --        --       --               159               --                160
--       --        --       --                15               --                 15
--       --        --       --                25               --                 25
--       --        --       --               132               --                132
--       --        --       --                12               --                 12
--       --        --       --                --             (131)              (131)
--       --        --       --                --           10,703             10,703
--       $--       364      $4          $228,395        $(250,173)          $(21,367)

                            Statements of Cash Flows
                                 (in thousands)
-----------------------------------------------------------------------------------------------
                                                          For the years ended December 31,
                                                          1998           1997           1996
-----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                         $10,703         $536         $(92,944)
Adjustments to reconcile net income
(loss) to net cash
provided (used) by operating activities:
  Amortization and depreciation                             7,592        8,885           11,491
  Provision for doubtful accounts                          15,662       15,663           14,180
  Loss on sale of promissory note                              --           --            4,529
  Writeoff of goodwill and customer lists                      --           --           61,645
  Extraordinary item - loss on early
  extinguishment  of debt                                      --           --            3,451
Net changes in assets and liabilities
affecting operations,  net of acquisitions:
  Increase in Accounts receivable                         (17,154)      (14,967)        (11,125)
  Increase in Inventory of supplies                         (106)          (207)           (243)
  Decrease in Prepaid expenses and
  other current assets                                       250            407             117
  (Increase) decrease in Other assets                       (112)        (1,107)            229
  Increase (decrease) in Accounts payable and
  accrued liabilites                                      (4,047)        (7,221)          1,112
  Increase in Accrued payroll and benefits                   800            816           1,504
  Other                                                      408            910             926
-----------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities          13,996          3,715          (5,128)
-----------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Borrowings under third party debt                             --             --          123,490
Payments of third party debt                              (1,720)        (1,776)        (104,772)
Financing costs under the Senior Notes
and Receivables Financing                                     --             --           (4,932)
Proceeds from the sale of stock                               --            581               --
Proceeds from exercise of options                             15             47               --
Other                                                        (131)         (236)              --
-----------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities           (1,836)       (1,384)          13,786
-----------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Capital expenditures                                       (3,005)       (1,935)          (3,948)
Payments for acquisitions, net of cash acquired              (670)       (1,824)          (2,700)
Net cash proceeds from sale of equity
investment and promissory note                                 --           --            11,000
-----------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities           (3,675)       (3,759)           4,352
-----------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash
and Cash Equivalents                                        8,485        (1,428)          13,010
Cash and Cash Equivalents - Beginning of Year              11,652        13,080               70
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                   $20,137       $11,652          $13,080
-----------------------------------------------------------------------------------------------

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

c.       Revenue Recognition

         Revenue is recognized at the time the service is provided. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established billing rates.

d.       Use of Estimates

         The preparation of the financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regards to these financial statements relate to accounts receivable and insurance reserves.

         The Company's net accounts receivable balance is determined after deductions for contractual adjustments, which are estimated based on established billing rates made with third party payors, and an allowance for doubtful accounts, which primarily is based on the aging of the accounts and historical collection experience. In addition, the Company accrues for both asserted and unasserted claims arising from workers compensation (1994 and 1995 only) and automobile liability losses (1994 through 1997 only). The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims experience.

e.       Fair Value of Financial Instruments and Concentration of Credit Risk

         The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's $120.0 million of senior notes approximates $125.4 million based on quotes from brokers. The Company believes that its non-bank indebtedness approximates fair value based on current yields for debt instruments of similar quality and terms.

         Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's client base. However, the Company provides services to certain patients covered by various third-party payors, including the Federal and California Medicare/Medicaid programs. Revenue, net of contractual allowances, from direct billings under Federal and California Medicare/Medicaid programs during each of the years ended December 31, 1998, 1997 and 1996 approximated 25-30% of revenue.

f.       Property and Equipment

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

g.       Goodwill

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

h.       Other Intangible Assets

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

j.       Earnings Per Common Share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings Per Share", which requires the disclosure of a basic and diluted earnings per share. The implementation of FAS 128 had no impact on the calculation of earnings per share previously reported for the year ended December 31, 1996.

         Basic earnings per common share has been computed by dividing the net income (loss) less preferred dividends by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was 40.7 million, 39.9 million and 36.8 million for the years ended December 31, 1998, 1997, and 1996, respectively.

         Diluted earnings per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued plus a reduction of interest expenses assuming conversion of the convertible debt. No dilutive securities existed in 1996. In 1997, the weighted average number of dilutive stock options were 0.6 million, which had no effect on the basic earnings per share calculation. In 1998, the weighted average number of dilutive stock options were 1.4 million and the incremental shares from the assumed conversion of the $14.0 million subordinated convertible note were 0.7 million, which reduced the earnings per share calculated by $0.01. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

         Options to purchase 2.1 and 2.9 million shares of common stock at prices ranging from $2.63 to $6.88 and $1.19 to $6.88 were outstanding at December 31, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price for the year of the Company's common shares.

k.       Cash and Cash Equivalents

         For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


2.       Property and Equipment, Net and Other Intangible Assets

         Property and equipment, net consists of the following:

                                                  December 31,
(in thousands)                              1998              1997
-------------------------------------------------------------------------------
Buildings                                  $3,166            $3,166
Leasehold improvements                      5,564             5,236
Laboratory and other equipment             30,053            29,700
Furniture and fixtures                      3,459             3,391
-------------------------------------------------------------------------------
                                           42,242            41,493
-------------------------------------------------------------------------------
Less accumulated depreciation
     and amortization                      30,965            28,333
-------------------------------------------------------------------------------
                                          $11,277           $13,160
-------------------------------------------------------------------------------

Depreciation expense was approximately $5.0 million in 1998, $6.0 million in 1997 and $5.0 million in 1996.

Other intangible assets consist of the following:

                                               December 31,
(in thousands)                           1998              1997
-------------------------------------------------------------------------------
Customer lists                         $7,675            $7,675
Covenants not to compete                  235               300
                                        7,910             7,975
-------------------------------------------------------------------------------
Less accumulated amortization           5,540             5,244
                                       $2,370            $2,731
-------------------------------------------------------------------------------

Amortization expense for goodwill, other intangible assets and certain other deferred costs was approximately $2.6 million in 1998, $2.9 million in 1997 and $6.5 million in 1996.

3.       Acquisitions

         On September 16, 1998, the Company and Meris Laboratories, Inc. ("Meris") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of Meris. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California and Unilab took possession of the acquired net assets on November 5, 1998. The purchase price consisted of the issuance of a $14.0 million convertible subordinated note, $2.5 million in cash payable in seventy-two equal monthly installments and the assumption of net assets of $3.5 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of Meris since November 5, 1998.

         The purchase price was allocated to the assets acquired based on their fair value at the date of acquisition and the difference between the cost of acquiring Meris and the fair value of the net assets acquired of approximately $14.9 million was treated as goodwill for accounting purposes. In connection with the integration of the acquired Meris operations with those of Unilab, the Company recorded liabilities of $1.4 million, primarily related to severance (for the reduction in headcount of approximately 230 employees) and other employee related liabilities. At December 31, 1998, approximately $1.3 million of liabilities, expected to be paid in the first six months of 1999, were outstanding.

         The following unaudited pro forma results of operations for the years ended December 31, 1998 and 1997 (in thousands except per share data) have been prepared as if the acquisition of Meris occurred on January 1, 1997:

                                      Years Ended December 31,
                                          (Unaudited)
                                        1998             1997
-------------------------------------------------------------------------------
Revenue                              $239,649         $243,904
-------------------------------------------------------------------------------
Net Income                             16,371            5,859
-------------------------------------------------------------------------------
Net income available to
     common shareholders               16,263            5,721
-------------------------------------------------------------------------------
Earnings per share:        Basic         0.40             0.14
                           Diluted       0.37             0.14
-------------------------------------------------------------------------------

         The historical financial results of Unilab for 1998 and 1997 have been adjusted primarily for the historical results of Meris, an increase in interest expense due to the additional debt incurred to purchase Meris, an increase in amortization of goodwill and cost savings from the integration of the Meris operations into Unilab.

The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

4.       Restructuring Charges

         During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million, and a reserve for managerial restructuring expenses, consisting primarily of severance related expenses, of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996.

         The $4.0 million managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the resignation of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January. At December 31, 1998, approximately $0.5 million of liabilities were outstanding and such amount is expected to be paid in 1999.

5.       Legal and Acquisition Related Charges

         During the third quarter of 1996, the Company recorded charges of $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government, and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. The Company has remaining payments to the U.S. Government of $500,000 due March 1, 1999 and approximately $324,000 due on September 1, 1999. All deferred payments to the U.S. Government bear interest at approximately 5.2 percent. In addition, Unilab paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

6.       Income Taxes

         For the years ended December 31, 1998, 1997 and 1996, income (loss) before income taxes consisted of domestic earnings (losses) and no provision for Federal or State income taxes was recorded.

         A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                   Years Ended December 31,
(in thousands)                            1998           1997          1996
-------------------------------------------------------------------------------
Computed income taxes
   at U.S. statutory rate                $3,746          $188        $(31,601)
-------------------------------------------------------------------------------
Amortization and write-
   off of goodwill and
   intangible assets disallowed
   for income tax purposes                  420           420           1,140
-------------------------------------------------------------------------------
Capital and operating losses
   with no tax benefit                       -             -           30,461
-------------------------------------------------------------------------------
Change in valuation allowance            (3,871)           -               -
-------------------------------------------------------------------------------
Other                                      (295)         (608)             -
-------------------------------------------------------------------------------
                                            $-            $-              $-
-------------------------------------------------------------------------------

         Temporary differences and carryforwards, excluding the capital loss carryforward discussed below, which give rise to deferred tax assets are as follows:

                                                    December 31,
(in thousands)                                 1998           1997

Bad debt reserve                             $2,972          $2,563
Intangible assets                             9,807          11,752
Property and equipment                          383             383
Accrued liabilities                           1,408           2,254
Net operating loss carryforwards             20,272          21,761
                                             34,842          38,713
Valuation allowance                         (34,842)        (38,713)
                                               $--             $--

         The realization of the deferred tax assets at December 31, 1998 is dependent upon the Company having future taxable income. A valuation allowance has been provided against the entire deferred tax asset balance at December 31, 1998 and 1997. Approximately $4.0 million of benefit, if any, to be recorded from the recognition of the deferred tax assets would reduce the amount of goodwill recorded from certain acquisitions.

         In addition, the Company has a capital loss of approximately $36.5 million from the sale of an equity investmentin 1995. The capital loss can only be utilized by the Company to the extent it offsets capital gains generated. A valuation allowance has also been entirely provided against the available capital loss at December 31, 1998 and 1997.

         The Company has net operating loss and capital loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2012 and 2000, respectively. At December 31, 1998, available net operating loss and capital loss carryforwards for U.S. tax purposes were approximately $60.0 million and $36.5 million, respectively. Net operating loss carryforwards for California state tax purposes were approximately $30.0 million.

7.       Loss on Sale of Promissory Note

         In November 1996, the Company sold a 100% participation interest in its rights under a $15.0 million promissory note (which the Company received upon the sale of an equity investment in 1995) to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest from July 1, 1996 through the sale date of $0.5 million.

8.       Long-Term Debt

Long-term debt consists of the following:

                                                   December 31,
(in thousands)                                   1998       1997
-------------------------------------------------------------------
Senior Notes, interest at 11.0
percent payable semi-annually               $119,344      $119,253

Convertible subordinated
note, interest at 7.5 percent
payable semi-annually                         14,000            --

Obligation under capital lease
collateralized by land and building
with interest due through 2004                  2,867        3,054

Obligations under capital leases
collateralized by equipment with
interest due through 2000                       2,165        3,789
-------------------------------------------------------------------
                                              138,376      126,096

Less -- current portion                         1,206        1,811
-------------------------------------------------------------------
                                             $137,170     $124,285
-------------------------------------------------------------------

         In March 1996, the Company completed an offering of $120.0 million of senior notes (the "Senior Notes"). The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and revolving line of credit facility in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

         In connection with the Senior Notes offering and the accounts receivable financing discussed below, the Company incurred approximately $5.0 million of financing costs. The debt financing costs are deferred and amortized, using the interest method, over the term of the related debt. Upon completion of the Senior Notes offering, the Company wrote-off $3.5 million of deferred financing costs related to the Company's previous credit facility in the first quarter of 1996. The $3.5 million charge has been shown as an extraordinary loss from the early extinguishment of debt in the statement of operations.

         The Senior Notes were issued at a discount of 99.242% per note. The aggregate discount on the Senior Notes approximated $0.9 million and is charged to operations as additional interest expense over the life of the Senior Notes using the interest method. At December 31, 1998, the unamortized discount approximated $0.7 million.

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

         In connection with the acquisition of Meris (see Note 3), the Company issued a $14.0 million convertible subordinated note, bearing interest at the rate of 7.5%, payable in cash or in kind, at the Company's option (other than the interest payment due in November 2006, which will be payable in cash). Interest is payable on May 5 and November 5 of each year. The note is subordinated to the Senior Notes and is due in November 2006.

         The note is convertible into the Company's common stock at a conversion price of $3.00 per share; however, the holder of such note cannot exercise its conversion right unless the Company's average stock price during the thirty day trading period preceding an offer to convert is equal to or greater than $3.60 a share (the "Offer Date"). The holder of the note can convert up to one-half of the note during the first four years; any outstanding balance after November 2002 may be converted by the holder through the maturity date. The Company, at its option, can force conversion of the note, in whole or in part, at any Offer Date.

         In addition, at the Company's option, the note may be redeemed, in whole or in part, at any Offer Date; provided that the holder of such note may exercise its conversion right to the extent noted in the preceding paragraph rather than being redeemed. The redemption price would equal the face value of the note being redeemed times a premium percentage (the average stock price during the specified period divided by $3.00). If the note has not been converted or redeemed prior to maturity, the remaining note balance will be paid in cash at the then outstanding principal amount of the note. In the event of a change in control, as defined in the Note, the outstanding principal amount of the Note shall be automatically converted into shares of the Company's common stock.

         In July 1996, the Company entered into an agreement with a financial institution whereby it can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

         As of December 31, 1998, the Company had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. The Company was in compliance with such covenants in 1998. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

         At December 31, 1998, future scheduled principle payments of long-term debt are as follows (in thousands):

    Years Ended December 31,
-------------------------------------
1999                         $1,206
2000                          1,557
2001                            442
2002                            562
2003                            706
Thereafter                  133,903
-------------------------------------
                           $138,376
-------------------------------------

9.      Capital Shares, Stock Options and Warrants

a.      Convertible Preferred Stock

        As of December 31, 1998, the Company has authorized 20,000,000 shares of preferred stock at $.01 par value. The Board of Directors of the Company will determine, among other things, the number of shares, voting rights, dividend rates, liquidation preferences, and redemption and conversion privileges of each series of such preferred stock. As of December 31, 1998, 18,600,000 shares for which no series has been designated were authorized and unissued.

         The Company has 364,000 shares of convertible preferred stock outstanding at December 31, 1998. Holders of the convertible preferred stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends at an annual rate of $0.36 per share, payable semiannually on June 30 and December 30 in each year. The convertible preferred stock is convertible on a share for share basis into shares of the Company's common stock, at the holder's option, at any time from and after November 10, 1996. 36,000 shares of preferred shares were converted into common stock during 1997. In addition, the convertible preferred stock has a liquidation preference of $5.75 per share and the Company has the right at its sole option to redeem the shares any time after November 10, 1998, in whole or in part, at a redemption price of $5.75 per share plus an amount equal to all declared and unpaid dividends thereon to the redemption date.

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

c.       Restricted Stock

         The Company granted 17,000 restricted shares, 15,000 restricted shares and 99,500 restricted shares of common stock to certain employees at no cost in 1998, 1997 and 1996, respectively. The outstanding restricted shares vest ratably each year on their anniversary date and become fully vested after a period of two to five years. The cost of the restricted shares based on the shares' fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At December 31, 1998, 260,834 restricted shares were outstanding and approximately $132,000, $192,000 and $351,000 was amortized to expense in 1998, 1997 and 1996, respectively.

d.       Stock Options

         Employee Stock Option Plan

         In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Stock Option and Performance Incentive Plan (the "1996 Option Plan") which effectively replaced and superseded both the Stock Option Program for Key Executives (the "Key Executive Plan") and a stock option plan for the benefit of a broad base of Company employees (the "1995 Option Plan"). The 1995 Option Plan was amended to discontinue grants under that plan. The 1996 Option
Plan provides one comprehensive plan for all employees and all future grants to employees will be made under the 1996 Option Plan.

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

         The 1996 Option Plan is administered by a committee of the Board of Directors (the "Administrator"). The number of options or awards granted, exercise price, vesting and term will be determined by the Administrator. At December 31, 1998, and 1997, 3,016,999 and 2,202,334 options, respectively, were outstanding under the aggregate of the 1996 Option Plan, the 1995 Option Plan and the Key Executive Plan.

Stock Program for Directors

         In April 1997, the Company reserved 1,500,000 shares under a plan whereby members of the Company's Board of Directors may purchase common shares at the then current market price of the shares (the "1997 Directors Stock Purchase Plan"). 500,000 shares were purchased in 1997 and 1,000,000 shares remain outstanding under the 1997 Directors Stock Purchase Plan at December 31, 1998.

         In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Non-Employee Directors Stock Plan (the "1996 Directors Plan"), which effectively replaced the Stock Option Program for Directors (the "1995 Directors Plan").

         Under the terms of the 1996 Directors Plan, each outside director will receive an annual option grant of 10,000 shares and an additional annual option grant of 10,000 shares will be awarded to each outside director who serves as the chairman of a committee or committees of the Board of Directors. 50 percent of options granted under the 1996 Directors Plans are exercisable immediately and 50 percent are exercisable in one year.

         At  December   31,  1998  and  1997,   255,000  and  200,000   options,
respectively, were outstanding under the aggregate of the 1996 and 1995 Directors Plans.

Other

         Prior to the adoption of the 1996 Option Plan and the 1996 Directors Plan, the Company's Board of Directors also authorized the grant of nonqualified stock options to individuals.

         Information regarding the Company's stock option plans and nonqualified stock options as of December 31, 1996, 1997 and 1998, and changes during the years ending on those dates is summarized as follows:

                                                          Weighted-Average
                                        Shares             Exercise Price
--------------------------------------------------------------------------
December 31, 1995                     3,478,500               $5.40
--------------------------------------------------------------------------
Granted                                 681,500                2.11
Exercised                                  --                   --
Forfeited                              (280,500)               5.56
--------------------------------------------------------------------------
December 31, 1996                     3,879,500               $4.73
--------------------------------------------------------------------------
Granted                               1,751,000                0.62
Exercised                               (75,000)               0.63
Forfeited                              (999,166)               4.76
--------------------------------------------------------------------------
December 31, 1997                     4,556,334                3.21
--------------------------------------------------------------------------
Granted                                 949,500                2.00
Exercised                               (19,500)               0.79
Forfeited                              (170,835)               4.05
--------------------------------------------------------------------------
December 31, 1998                     5,315,499               $2.94
--------------------------------------------------------------------------

         In addition, 105,000 options were repriced from a weighted average price of $5.16 to $2.19 during 1996. The options outstanding at December 31, 1998 expire in various years through the year 2008. Options exercisable at December 31, 1998, 1997 and 1996 were 3,804,997, 2,940,907 and 3,049,255, respectively.

         The weighted average fair value of options granted during 1998, 1997 and 1996 were $1.55, $0.55 and $1.90, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.8 percent, 6.9 percent and 6.1 percent; expected lives of 9.08 years, 9.09 years, 8.49 years; expected volatility of 64.2 percent, 91.7 percent and 95.6 percent and no dividends would be issued during the option terms.

         Information about stock options outstanding at December 31, 1998, is summarized as follows:

                              Options Outstanding
-----------------------------------------------------------------------------
                                            Weighted-
                           Number           Average           Weighted-
Range of                   Outstanding      Remaining         Average
Exercise Prices            at 12/31/98      Contracted Life   Exercise Price
-----------------------------------------------------------------------------
$0.438 to $2.0             2,124,250         7.8 years          $0.90
$2.063 to $4.0             1,117,333         8.1 years          $2.16
$4.125 to $6.875           2,073,916         5.2 years          $5.46
-----------------------------------------------------------------------------
                           5,315,499         6.9 years          $2.94
-----------------------------------------------------------------------------
                               Options Outstanding
-----------------------------------------------------------------------------
                           Number           Weighted-
Range of                   Exercisable      Average
Exercise Prices            at 12/31/98      Exercise Price
-----------------------------------------------------------------------------
$0.438 to $2.0             1,277,415        $0.84
$2.063 to $4.0               468,666        $2.26
$4.125 to $6.875           2,058,916        $5.47
-----------------------------------------------------------------------------
                           3,804,997        $3.52
-----------------------------------------------------------------------------

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

                                              Years Ended December 31,
(in thousands)                           1998          1997           1996
-----------------------------------------------------------------------------
Net income          As Reported          $10,703        $536         $(92,944)
(loss)              Pro Forma            $9,423        $(508)        $(94,391)
-----------------------------------------------------------------------------
Net income
(loss)              As Reported          $0.25         $0.01           $(2.53)
per diluted share    Pro Forma           $0.22        $(0.01)          $(2.57)
-----------------------------------------------------------------------------

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

10.      Related Party Transactions

         The Company sold 533,333 shares, valued at $0.3 million at the time of issuance, to its former CEO pursuant to transition agreements between the former CEO and the Company in connection with the CEO's resignation in January 1997. The Company extended a $0.5 million loan to its current CEO for the purchase of
1.1 million shares of the Company's common stock in January 1997. The CEO repaid $250,000 of the loan during 1997 and the remaining $250,000 is due in January 2002. The loan bears interest at 6% and is payable quarterly. In addition, in 1997, the Company sold 500,000 shares, valued at approximately $0.3 million at the time of issuance, to a director of the Company pursuant to the 1997 Directors Stock Purchase Plan. Each of these transactions were consummated at the then prevailing market price of the Company's common stock. The Company guaranteed a loan of $0.4 million at December 31, 1998 made by a band to an executive of the Company. The loan was used to purchase a residence and such residence serves as collateral for the Company's guarantee.

11.      Commitments and Contingencies

Property and equipment leased under capital leases is as follows:

                                                        December 31,
(in thousands)                                      1998              1997
-----------------------------------------------------------------------------
Building                                           $3,100            $3,100
Laboratory and other equipment                      5,638             7,283
Less-Accumulated amortization                       4,934             5,158
Net leased property under capital leases           $3,804            $5,225

         As of December 31, 1998, future minimum rental payments required under captial and operating leases that have initial or remaining noncancelable terms in excess of one year are approximately as follows:

                                           Capital            Operating
(in thousands)                             Leases             Leases
1999                                       $1,854             $9,696
2000                                        2,039              5,720
2001                                          782              4,163
2002                                          822              2,616
2003                                          863              2,067
Thereafter                                    594              1,772
Total minimum less payments                $6,954            $26,034
Less: Amount representing interest          1,922
Present value of net minimum
lease payments                             $5,032

         Rental expense for operating leases was approximately $10.8 million, $10.2 million and $9.6 million in 1998, 1997 and 1996, respectively.

         The Company has employment agreements with its principal officers and certain other key employees. Such agreements expire at various dates through November 10, 1999 and automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. In addition, the agreements for certain employees provide for annual deferred compensation equal to 8% of the employees' cash compensation (inclusive of bonuses) for the year. The aggregate commitment under these agreements, excluding bonuses and any deferred compensation related thereto, is approximately $2.2 million. The Company may terminate the employment agreements without cause on specified advance notice by providing severance pay equal to one to two times, depending on the employee, the current base salary plus certain other benefits.

         In addition, the employment agreements grant these employees the right to receive two times their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a change in control of the Company (as defined) and a termination of such employees or certain other events within two years thereafter. The maximum contingent liability upon a change in control, excluding any bonus, deferred compensation, continuation of benefits or acceleration of stock options, is approximately $3.5 million.

         The Company is party to certain legal proceedings considered incidental to its business. Although the ultimate disposition of these legal proceedings is not determinable, management does not believe that the ultimate outcome of such legal proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

12.      Benefit Plans

         The Company provides a savings plan under Section 401(k) of the Internal Revenue Code covering most employees. The expense related to Company contributions to the plan totaled approximately $0.3 million, $0.1 million and $0.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. Effective January 1, 1995, the Company contributions, which were previously made in cash, were made in shares of Unilab common stock. From September 1, 1996 to September 30, 1997, the Company discontinued its matching contributions. Effective October 1, 1997, the Company partially re-instated its matching contributions. Such contributions were made in shares of Unilab common stock. Effective January 1, 1998, the Company made Company contributions in cash, which were used to purchase Company common stock by the plan's trustee.

         Effective January 1, 1995, the Company adopted the Unilab Corporation Executive Retirement Plan (the "SERP"), an unfunded defined contribution plan, for the benefit of designated key employees. The benefit earned each year is issued into participants' account through memorandum shares, which represent rights to receive stock of the Company at a future date. The SERP limits the aggregate number of shares issued annually to 200,000 shares and the memorandum shares granted each year vest ratably over a three-year period. As of December
31. 1998, 457,195 memorandum shares were outstanding, of which 308,415 were vested at December 31, 1998. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. Compensation expense is recorded each year for the amount of shares that vest and changes in the price of the Company's common stock. Pension (income) expense for the SERP was approximately $407,000, $271,000 and ($153,000) in 1998, 1997 and 1996, respectively. At December 31,
1998, the accumulated obligation recognized as a liability in the balance sheet was approximately $732,000. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.0% and 3.8% in 1998, 6.6% and 3.8% in 1997 and 6.1% and 3.8% in 1996.

13.      Supplemental Disclosures of Cash Flow Information

                                                    Years Ended December 31,
(in thousands)                                  1998       1997        1996
-----------------------------------------------------------------------------
Cash paid during the year for:
Interest                                      $13,419     $14,063     $12,139
Income taxes                                        2           1           9

Supplemental Disclosure
   of Noncash Investing
   and Financing Activities:

Restricted shares of
   common stock issued
   to employees                                    32          16         107

Shares issued for Company's
   401(k) plan matching
   contributions                                   25          49         548

Shares issued to certain
   Board Directors and
   a consultant for
   services rendered                              160          64          61

Payment of purchase price
   for a prior acquisition in
   common shares                                   --          --       1,000
-----------------------------------------------------------------------------
In connection with business
   acquisitions, liabilities
   were assumed as follows:

Fair value of assets acquired                  $18,734         --          --
-----------------------------------------------------------------------------
Liabilities assumed                            $18,734         --          --
-----------------------------------------------------------------------------


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

14.      Quarterly Financial Data (unaudited)

         Summarized unaudited quarterly financial data for 1998 and 1997 (in thousands, except per share data) is as follows:

                                         Year Ended December 31, 1998
                                First          Second          Third          Fourth
                                Quarter        Quarter         Quarter        Quarter
--------------------------------------------------------------------------------------
Revenue                         $54,530        $54,356         $53,160        $55,324
--------------------------------------------------------------------------------------
Direct laboratory
   and field expenses:

Salaries, wages
   and benefits                  16,823         16,567          16,255         18,097

Supplies                          7,613          7,492           7,480          8,086

Other operating
   expenses                      13,129         13,200          13,075         14,190
--------------------------------------------------------------------------------------
      Total                      37,565         37,259          36,810         40,373

Amortization and
   depreciation                   1,985          1,941           1,848          1,818

Selling, general
   and administrative
   expenses                       8,534          8,324           8,132          8,540
--------------------------------------------------------------------------------------
Operating income                  6,446          6,832           6,370          4,593
--------------------------------------------------------------------------------------
Net income                        3,072          3,446           3,062          1,123
--------------------------------------------------------------------------------------
Net income available
   to common
   shareholders                   3,039          3,413           3,029          1,091
--------------------------------------------------------------------------------------
Per common share
   data-diluted:

Net income                        $0.07          $0.08           $0.07          $0.03
--------------------------------------------------------------------------------------
Price Range:
      High                        3.00           3.125           2.625           2.375
--------------------------------------------------------------------------------------
      Low                         1.688          2.375            1.75           1.625
--------------------------------------------------------------------------------------

                                           Year Ended December 31, 1997
                                 First          Second         Third          Fourth
                                 Quarter        Quarter        Quarter        Quarter
--------------------------------------------------------------------------------------
Revenue                          $53,033        $54,027        $54,238        $52,703
--------------------------------------------------------------------------------------
Direct laboratory
   and field expenses:

Salaries, wages
   and benefits                   17,820         17,352          17,174        16,748

Supplies                           7,551          7,616           7,488         7,203

Other operating
   expenses                       13,982         14,593          14,649        13,766
--------------------------------------------------------------------------------------
      Total                       39,353         39,561          39,311        37,717

Amortization and
   depreciation                    2,153          2,312           2,210         2,210

Selling, general
   and administrative
   expenses                        9,155          8,539           8,491         8,385
--------------------------------------------------------------------------------------
Operating income                   2,372          3,615           4,226         4,391
--------------------------------------------------------------------------------------
Net income (loss)                 (1,135)            54             691           926
--------------------------------------------------------------------------------------
Net income (loss)
   available to com-
   mon shareholders               (1,171)            18             655           896
--------------------------------------------------------------------------------------
Per common share data-diluted:
Net income (loss)                 $(0.03)         $0.00           $0.02         $0.02
--------------------------------------------------------------------------------------
Price Range:
      High                         0.875           1.125          1.813          2.125
--------------------------------------------------------------------------------------
      Low                          0.438           0.563          1.125           1.50
--------------------------------------------------------------------------------------

Fourth Quarter - 1998

         Effective November 5, 1998, the Company acquired substantially all of the assets of Meris. During the integration period between November 5,1998 and late December 1998, the Company estimates that the Meris operations had a negative $1.2 million impact on operating profit for the quarter.

Fourth Quarter 1998 and 1997

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

Report of Independent Public Accountants


To the Board of Directors and Shareholders of Unilab Corporation

We have audited the accompanying balance sheets of Unilab Corporation (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP




Los Angeles, California
February 12, 1999