Form 10-K/A, Exhibit 13
period 1998-12-31
UNILAB CORP /DE/
filed 1999-10-25
CIK 899714

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

The Company has not recognized an income tax provision for the years ended December 31, 1998 and 1997. In 1998, the Company reduced the valuation allowance against its deferred tax assets by $3.9 million, which offset any potential income tax provision. In 1997, the Company did not have taxable income. The Company has provided a valuation allowance against the entire deferred tax asset balance of $34.8 million at December 31, 1998. The Company believes that the valuation allowance is required since the Company has a recent history of operating and taxable losses, had cumulative losses of $11.1 million (excluding legal, acquisition-related and restructuring charges) for the past three years, has historically fallen short of its projected operating results and is still integrating and has not yet fully realized the benefits from the Meris acquisition. Based on these factors, the Company does not believe the weight of the evidence would support the Company having sufficient future book and taxable income to release some or all of the valuation allowance at December 31, 1998.

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

Other operating expenses increased to $57.0 million for the year ended December 31, 1997 from $54.7 million for the comparable prior year period. As a percentage of revenue, other operating expenses were consistent at 26.6% for the years ended December 31, 1997 and 1996. During the third quarter of 1996, the Company recorded charges of approximately $4.9 million, primarily related to settlements reached with the United States (“U.S.”) Government and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. Unilab also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

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

Upon completion of the Senior Notes offering, the Company wrote off $3.5] million of deferred financing costs related to the Company's previous credit agreements.

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

In March 1996, the Company completed an offering of $120.0 million of Senior Notes. The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and relvolving line of credit facility in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

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

         c.       Revenue Recognition

         Revenue is recognized at the time the service is provided. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established billing rates. In addition, certain laboratory services are provided pursuant to managed care contracts which provide for the payment of capitated fees (a fixed monthly fee per individual enrolled with a managed care plan for some or all laboratory tests performed during the month) rather than individual fees for tests actually performed. Revenue under capitated arrangements is recognized monthly when billed or when due under the terms of the related contracts.

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

         g.       Goodwill

         Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets acquired and is amortized using the straight-line method. Goodwill is amortized over 40 years for acquisitions completed prior to January 1, 1995 and over 20 years for acquisitions after that date. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill might warrant revision or that the remaining balance of goodwill and other long-lived assets may not be recoverable. When factors indicate that goodwill and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of goodwill to determine if impairment has incurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. The Company uses discounted future expected net cash flows to determine the amount of impairment loss.


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

         Diluted earnings per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued. No dilutive securities existed in 1996. In 1997, the weighted average number of dilutive stock options were 0.6 million, which would have had no effect on the basic earnings per share calculation. In 1998, the weighted average number of dilutive stock options were 1.4 million and the incremental shares from the assumed conversion of the 14.0 million subordinated convertible note were 0.7 million, which reduced the basic earnings per share calculated by $0.01. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

         Options to purchase 2.1 and 2.9 million shares of common stock at prices ranging from $2.63 to $6.88 and $1.19 to $6.88 were outstanding at December 31, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price for the year of the Company's common shares.



         k.       Cash and Cash Equivalents

         For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.       Property and Equipment, Net and Other Intangible Assets

         Property and equipment, net consists of the following:

                                                           December 31,
                                                      1998           1997
                                                        (in thousands)
         Buildings                                  $3,166         $3,166
         Leasehold improvements                      5,564          5,236
         Laboratory and other equipment             30,053         29,700
         Furniture and fixtures                      3,459          3,391
                                                     -----          -----
                                                    42,242         41,493
         Less accumulated depreciation and          30,965         28,333
         amortization                               ------         ------
                                                   $11,277        $13,160

         Depreciation expense was approximately $5.0 million in 1998, $6.0 million in 1997 and $5.0 million in 1996.

         Other intangible assets consist of the following:

                                                          December 31,
                                                      1998           1997
                                                        (in thousands)
         Customer lists                             $7,675         $7,675
         Covenants not to compete                      235            300
                                                       ---            ---
                                                     7,910          7,975
         Less accumulated amortization               5,540          5,244
                                                     -----          -----
                                                    $2,370         $2,731

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

         The purchase price was allocated to the net assets acquired based on their fair value at the date of acquisition, as follows:

                                                              (in thousands)
     Accounts receivable                                           $3,251
     Inventory of supplies                                            138
     Property and equipment                                           175
     Goodwill                                                      14,889
     Other intangible assets-non-compete agreements                   235
     Other assets                                                      46
                                                                       --
         Assets Acquired                                           18,734
                                                                  -------
     Issuance of convertible subordinated notes                    14,000
     Accrued employee benefits                                        306
     Assumed accounts payable                                       2,520
     Liabilities associated with integration period                 1,400
     Acquisition fees, primarily legal costs                          508
                                                                      ---
         Liabilities assumed or incurred                          $18,734

         As noted in the table above and in connection with the integration of the acquired Meris operations with those of Unilab, the Company recorded liabilities of $1.4 million, primarily related to severance (for the reduction in headcount of approximately 230 employees) and other employee related liabilities. At December 31, 1998, approximately $1.3 million of liabilities, expected to be paid in the first six months of 1999, were outstanding.

         The following unaudited pro forma results of operations for the years ended December 31, 1998 and 1997 (in thousands except per share data) have been prepared as if the acquisition of Meris occurred on January 1, 1997:

                                                      Years Ended December 31,
                                                      1998               1997
                                                           (Unaudited)
    Revenue                                        $239,649            $243,904
    Net Income                                       16,371               5,859
    Net income available to common shareholders      16,263               5,721
    Earnings per share:
         Basic                                         0.40                0.14
         Diluted                                       0.37                0.14

         The historical financial results of Unilab for 1998 and 1997 have been adjusted primarily for the historical results of Meris, an increase in interest expense due to the additional debt incurred to purchase Meris and cost savings from the integration of the Meris operations into Unilab.

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

         A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:




                                       Years Ended December 31,
(in thousands)                           1998          1997       1996
                                       -------         ----       ----
Computed income taxes                    $3,746         $188     $(31,601)
   at U.S. statutory rate
Amortization and write-off                  420          420        1,140
   of goodwill and intangible
   assets disallowed for income
   tax purposes
Capital and operating losses                  -           -        30,461
   with no tax benefit
Change in valuation allowance           (4,166)           -            -
Other                                         -        (608)           -
                                             $-          $-           $-

         Temporary differences and carryforwards, excluding the capital loss carryforward discussed below, which give rise to deferred tax assets are as follows:

                                                         December 31,
(in thousands)                              1998              1997
Bad debt reserve                            $2,972            $2,563
Intangible assets                            9,807            11,752
Property and equipment                        383                383
Accrued liabilities                          1,408             2,254
Net operating loss carryforwards            21,166            21,761
                                            35,736            38,713
Valuation allowance                        (35,736)           (38,713)
                                               $--               $--

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

         The Company has net operating loss and capital loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2012 and 2000, respectively. At December 31, 1998, available net operating loss and capital loss carryforwards for U.S. tax purposes were approximately $62.0 million and $36.5 million, respectively. Net operating loss carryforwards for California state tax purposes were approximately $31.0 million.

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